1/22

06018701

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Univar NV

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34796 FISCAL YEAR ~~11-22-06~~ 12-31-04

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

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PROCESSED
NOV 2 4 2006
THOMSON
FINANCIAL

OICF/BY: [signature]

DAT : 11/22/06

82-34796

SEC MAIL PROCESSING
RECEIVED
NOV 20 2006
WASH. D.C. 190 SECTION

UNIVAR

PRESS RELEASE

Univar Announces Results of Extraordinary General Meeting

Company Also Indicates Changes to Financial Statements Relating to Adoption of International Financial Reporting Standards

Rotterdam, The Netherlands – December 15, 2004 – Univar N.V. (Euronext Amsterdam: UNIVR), a world leader in chemical distribution, has announced the results of votes taken on proposals made to an extraordinary meeting of shareholders ("EGM") held today in Rotterdam. The company also announced that it will adopt International Financial Reporting Standards ("IFRS") in 2005.

At the EGM, the shareholders approved, by majority vote, all agenda items proposed. This includes a proposal to redeem all of the company's cumulative financing preference shares at par value plus their paid-in surplus and accrued dividends through the date of redemption, expected to be in late February 2005. (The redemption is described in the company's press release of October 12, 2004.) Also approved were amendments to the company's articles of association.

Information related to today's EGM is located on Univar's website at www.univarcorp.com

Adoption of International Financial Reporting Standards

Effective January 1, 2005 Univar will fully adopt International Financial Reporting Standards. All financial reports including interim reports will be prepared accordingly as of that date. Univar will transition to IFRS effective January 1, 2002. Therefore, comparative figures for the years 2002 through 2004 will also be presented on the basis of the applicable IFRS standards.

Univar is currently assessing the differences between the existing applicable accounting standards and IFRS. At this time, the only identified change that will have a material impact on the company's financial statements is the reversal of amortization related to goodwill. Net income will increase by US $18.2 million and $17.6 million, respectively, for 2003 and 2002. Shareholders' equity will be restated accordingly.

The company will report its full-year 2004 financial results on March 17, 2005.

About Univar
Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased, pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our

vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs. Univar operates a network of 166 distribution centers, spread across the United States, Canada and 14 European countries. Univar has approximately 6,800 employees based throughout North America and Europe. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK. For more information, please visit: www.univarcorp.com

For further information please contact:

Univar N.V.
Gregg Sloate
Director of Investor Relations
Tel: +1-425-638-4911
Fax: +1-425-638-4953
E-mail: gregg.sloate@univarcorp.com

Website : www.univarcorp.com

Citigate First Financial
Barbara Jansen
Tel: +31 (0)20 575 40 80
Fax: +31 (0)20 575 40 20
E-mail: barbara.jansen@citigateff.nl

###

UNIVAR

ARS
12-31-04

A world leader in chemical distribution

2004 Annual Report


Where can you find the products we distribute?

Comparative Highlights

(In US$ millions except earnings per share, cash flow return on investment and ratios)

	2004	2003	Change
Results			
Net sales	$ 5,284.2	$ 4,717.4	12.0%
Cost of goods sold	4,441.0	3,962.2	12.1
Gross margin[1]	843.2	755.2	11.7
Operating expenses (excluding cost of goods sold)[2]	706.6	656.4	7.6
Group operating income before depreciation and goodwill amortization (EBITDA)	196.0	163.1	20.2
EBITA	155.9	117.0	33.2
EBIT (Group operating income)	136.6	98.8	38.3
Net income available to common shareholders	65.2	42.2	54.5
Net operating profit after tax (NOPAT)[3]	84.0	65.6	28.0
Earnings per common share excluding goodwill amortization	2.91	2.08	39.9
Earnings per common share	2.25	1.45	55.2
Net cash flow from operating activities	42.3	70.3	(39.8)
Investments			
Total investments in fixed assets	38.6	42.1	(8.4)
Average capital employed	1,496.1	1,430.6	4.6
Cash flow return on investment (CFROI)	13.1%	11.4%	—
Distribution of net income			
Dividend:			
Cumulative financing preference shares	2.4	2.2	9.1
Common shares	16.3*	10.5	55.2
Equity and financing			
Stockholders' equity (before dividend to common shareholders)	805.9	708.7	13.7
Long-term debt	413.9	457.2	(9.5)
Net debt	421.1	410.6	2.6
Ratios			
Current assets : Current liabilities	1.8	1.9	—
Net debt : EBITDA	2.2	2.5	—
Interest coverage (EBITDA : Net interest)	7.3	5.1	—
EBITA : Net sales (%)	3.0	2.5	—
EBITA return on capital employed (%)[4]	10.4	8.2	—
After-tax return on capital employed (%)[5]	5.6	4.6	—

[1] Gross margin is calculated as net sales less cost of goods sold.
[2] Operating expenses are calculated as total operating expenses less cost of goods sold.
[3] NOPAT refers to net income plus after-tax interest expense.
[4] Return on capital employed represents EBITA as a percentage of average capital employed, the latter defined as total assets less non–interest-bearing liabilities.
[5] After-tax return on capital employed represents NOPAT as a percentage of average capital employed.
* Proposed.
Note: Certain items have been reclassified to conform to the current year's presentation.

Profile

Univar N.V. (Euronext Amsterdam: UNIVR) is one of the world's leading independent distributors of industrial chemicals and providers of related specialty services, operating throughout both North America and Europe. Univar endeavors to service its customer base, made up of some 250,000 industrial end-users, with a full portfolio of products. The majority are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries we serve. Others are specialties—purchased pre-packaged and sold on a technical basis, usually under a manufacturer's own brand. As well as differentiating ourselves through our vast product offering, Univar also provides a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support, and managing vendor reduction programs. Univar operates a network of 164 distribution centers, spread across the United States, Canada, 14 European countries and China. Univar has approximately 6,700 employees based throughout North America, Europe and Asia. The company's registered office is in Rotterdam, the Netherlands, with administrative support offices in Bellevue, Washington, USA, and Bradford, England, UK.

Registered at the Company Registry of the Rotterdam Chamber of Commerce under number 24334495.

Contents


in your toothpaste.
glycerin

Personal Care. From the glycerin in your toothpaste to the surfactants in your shampoo, Univar helps you start your day fresh and clean. Univar provides a wide variety of functional ingredients used in oral care, health and beauty aids, hair care products, body washes, creams, lotions and cosmetics.



Food. This year, more kids than ever will eat healthier, fresher, more delicious-tasting foods year-round, thanks to the food-grade products Univar sells. Using its extensive distribution network, Univar provides more than 200 different performance products used in a broad range of applications—meat processing, prepared foods, baked goods, beverages, confections, dairy goods, snack foods and many others.


in the food on
your plate.
ascorbic acid


in your medication.
polyethylene glycol

Pharmaceuticals. Univar helps the medicine go down a little easier by offering the widest variety of excipients, solvents and process aids of any supplier to the pharmaceutical industry. Pharmaceutical customers value our product portfolio and Univar's commitment to the unique requirements of their industry. Service offerings include reducing testing costs and providing product lot controls, change management controls, supplier management and more.


in the detergent in
your washer.
Na
STPP

Compounding. Univar ingredients help brighten your laundry, clean your kitchen and sanitize your bathroom. Compounding customers rely on Univar to supply the highest quality ingredients in the most cost-effective manner. Univar provides product samples and application information, and even works with its suppliers to provide customer formulations.

To Our Shareholders



On behalf of the management and employees of Univar N.V., I am pleased to report to you on the results of a much improved 2004 fiscal year.

For the first time since re-emerging as an independent public company two-and-a-half years ago, we benefited in 2004 from stronger demand for our products, particularly in the United States, due to an improved economic environment. We also benefited, during the second half of the year, from increases in chemical pricing, reversing our experience of the past several years in which chemical price deflation was the order of the day. Despite continuing to encounter intense competitive pressure in our markets, the combination of good volume growth, favorable chemical pricing and diligent cost containment programs created the circumstances that made possible our significantly improved performance this year. As a result, revenues at Univar improved by 12.0% over the previous year to $5.3 billion, and net income grew substantially to $65.2 million from $42.2 million a year ago, an increase of 54.5%.

Our improvement is also the result of self-help. For the past several years, the management and employees of Univar have been working diligently, in the face of very challenging economic and market circumstances, to fundamentally improve the performance of our business. Specifically, we have concentrated on the basics to i) accelerate market share growth and ii) enhance productivity, despite the difficult challenges provided by our external environment. I am very pleased to report to you that we have made excellent progress in these efforts. Today, Univar is a structurally stronger company, better able to compete with the many chemical distributors operating in the markets we serve, and to deliver value to our customers, value to our producer partners and value to you, our shareholders.

Market Growth through Specialization

Univar is now in a position to build volume at a faster rate of growth than that of our underlying markets by providing differentiated offerings to targeted industries. We have improved our overall return by spreading our fixed and semi-fixed costs over increasing volumes. We believe the key to our future growth and profitability is to continue expanding our specialized service capabilities and market insights to targeted customer groups in Europe and the Americas. All of our market specialization strategies share a common model in execution. All use specialized marketing and sales support. All offer comprehensive product offerings to targeted industry segments. All provide expertise- or know-how-based solutions to knowledgeable buyers. All are focused on large or growing segments of the population in the geographic markets we serve. More specific information about these focused industry strategies can be found in the sections of this annual report dedicated to our three major business units—Univar USA, Univar Canada and Univar Europe.

Productivity Enhancement Drives Low-Cost Distribution

Despite the improvement in operating efficiency already realized at Univar, there is still substantially more we can do to further improve profitability by continuing to aggressively manage the productivity of our operating companies.

Each of our operations is continuously participating in a rigorous review of their physical networks and the flows of product through them. One of the distinguishing characteristics of Univar is our ability to meet substantially all the needs and requirements of our targeted customers in the markets we lead. Our approach to productivity enhancement is not an attempt to reduce our capabilities or capacity. Rather, we seek to reduce inefficiencies and redundancies in the way we handle product. As a result, we are consolidating our packaging activities to establish least-cost centers of production. We are designing product flows, from point of production to point of sale, and then to our end-user point of receipt, in order to minimize the number of times a product is handled, reduce the ton-miles a product is transported, and reduce the dead time a raw material or finished good is in our distribution pipeline. We are building centers of concentration for packaging products that require similar equipment and handling expertise, matching volumes to available capacity, and then balancing the network flows to minimize empty miles and underproductive backhauls.

We are also evaluating the way we procure product in an effort to reduce our producers' cost to serve Univar. For example, we purchase a number of commodity products that are sold in very large volumes across our network. Historically, many of these products are purchased and resold in the same quantity: one tank in equals one tank out. To increase efficiency, we are consolidating many of these shipments to break-bulk centers and taking volume discounts on product purchases. In the process, we are reducing the number of orders placed with our suppliers, thereby lowering their cost to serve Univar's business. And we are seeking pricing that reflects the relative efficiency of doing business with Univar versus alternative distributors and channels.

Positive Outlook for Chemical Pricing

In addition to what we have done at Univar to improve our business organically, over the next few years we also expect to benefit from an upward trend in chemical pricing led by rising feedstock costs and tight product availability.

The commodity chemical business is a cyclical business. During the last years of the 1990s and into the current decade, there was significant compression of chemical margins. Largely as a function of oversupply coupled with modest demand growth, the economic performance of the industry in general and Western producers in particular has been poor.

Circumstances have changed in the very recent past. All indicators suggest the industry has exited a trough and is poised to realize significant supply-, demand- and cost-based appreciation in the pricing of chemical products. Furthermore, we believe the change in the



Univar stores thousands of products in lot-controlled, product-specific zones of its warehouses.

costs of feedstocks—natural gas and petroleum—evidenced in 2004 is structural. While we can anticipate some moderation in the average costs of feedstocks over the next several years, we believe there will be cost-driven inflation in the commodities we sell and that chemical price increases will outpace general rates of inflation. This circumstance may create the opportunity to realize increases in both the revenues and margins we generate from our business.

Furthermore, we anticipate that chemical pricing will be driven not only by rising feedstock prices, but also by supply and demand–driven scarcity. On the one hand, there has been and continues to be significant rationalization of capacity in Western markets, particularly the United States. On the other, global consumption, especially in China, is rising faster than new offshore capacity is being brought on-line. As a result, we believe world demand will create a floor under chemical pricing, generating opportunities for enhanced profitability, at least for 2005 and, perhaps, beyond.

Outlook for Univar

Looking to the future, I am encouraged by the possibilities. However, we continue to believe that, given the many uncertainties affecting short-term operating results, there is little value in attempting to forecast specific financial outcomes. We do, nevertheless, recognize our shareholders' desire for timely updates on our progress throughout the year. Therefore, in 2005 we will begin providing trading updates for the first and third quarters, along with our regular detailed reporting of half-year and full-year results.

We believe long-term goals and a company's progress toward achieving them are key criteria in determining whether a company is on track to deliver shareholder value. For the past several years, one of Univar's primary stated goals has been to improve earnings before interest, taxes and amortization (EBITA) to 3.5% or more of sales by 2007. While this remains an important goal, and one that we fully expect to achieve within the stated period, this measure ignores a very important element, namely the return on capital employed (ROCE) performance of the company. Accordingly, Univar has also established the more traditional primary financial objective, ROCE, with a specific objective of achieving an after-tax ROCE of at least 1.25 times our weighted average cost of capital by 2009. (Univar's weighted average cost of capital for 2004 was 8.1% and ROCE was 5.6%.) We believe this new goal is an appropriate benchmark for the company, reflecting both Univar's ambitious long-term plan and the realities of the marketplaces in which we compete. Our other previously stated long-term goals remain: to achieve average annual growth in net sales over the next several years of between one and two percent in excess of growth in local Gross Domestic Product, while achieving a net debt-to-EBITDA ratio of less than 2.5:1 with an interest coverage ratio of at least five times. We are pleased to have accomplished both of these latter objectives in 2004.

In closing, I would like to acknowledge the contributions of all Univar employees worldwide to our very satisfying financial results in 2004. To our various stakeholders, we look forward to building further upon last year's progress in 2005, and to reporting to you on our success.

Thank you for your continuing support of Univar.

Sincerely,

Gary E. Pruitt

Gary E. Pruitt
Chairman, Executive Board and Chief Executive Officer
Rotterdam, March 16, 2005

Information for Shareholders

Financial Calendar

March 17, 2005	Announcement of full-year results and dividend proposal for 2004
April 28, 2005	Trading update for the first quarter of 2005
May 3, 2005	Annual General Meeting
May 4, 2005	Dividend record date
May 5, 2005	Ex-dividend date
May 18, 2005	Dividend payment date
August 25, 2005	Announcement of interim results for the first half of 2005
November 9, 2005	Trading update for the third quarter of 2005
March 16, 2006	Announcement of full-year results and dividend proposal for 2005
May 4, 2006	Trading update for the first quarter of 2006
May 10, 2006	Annual General Meeting

Dividend Policy

Univar's dividend policy is to distribute annually 20 to 30 percent of its net income excluding extraordinary items, subject to compliance with applicable financial covenants.

Relative Performance in 2004: Univar N.V.

Weekly closing price versus Amsterdam MidCap index

Effective March 2005, Univar is included in Euronext's Amsterdam Small Cap Index (AScX).



€21
€20
€19
€18
€17
€16
€15
€14
€13
€12
January
February
March
April
May
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September
October
November
December
Univar N.V.
AMX

Data Per Common Share (all figures in US$ except payout ratio and number of shares)

	2004	2003	Change
Net sales	$182.16	$162.32	12.2%
Net income available to common shareholders	2.25	1.45	55.2
Net cash flow from operating activities	1.45	2.42	(40.1)
Total assets	83.48	75.63	10.4
Stockholders' equity	27.56	24.44	12.8
Dividend	€0.41 ($0.56)*	€0.29 ($0.36)	41.4
Payout ratio	25%	25%	—
Number of shares outstanding:			
Weighted average	29,009,127	29,062,090	
At December 31	29,250,071	28,993,443	

* Proposed.

Disclosure of Major Shareholdings

Under the Disclosure of Major Holdings in Listed Companies Act ("Act"), a notification must be made to the Securities Board of the Netherlands (Autoriteit Financiële Markten, or "AFM") when a person, directly or indirectly, engages in a transaction to acquire or dispose of capital or voting rights, or rights to acquire capital or voting rights, of a listed Dutch company and the transaction crosses certain bandwidths. Because the Act does not require that all transactions be notified to the AFM, information reported on the AFM's public database (www.autoriteit-fm.nl) may not be accurate after the date of notification. At December 31, 2004, the AFM's public database disclosed the following information:

Major Shareholders

Shareholder	Total Shareholding[1]	Voting Rights[2, 3]	Disclosed At:
HAL Holding N.V.[4]	46.49%	32.75%	01 July 2002
Ducatus N.V.	6.95%	6.95%	01 July 2002
AVIVA plc	6.37%	6.37%	01 July 2002
ING Groep N.V.	5.49%	5.49%	01 July 2002
Dexia S.A.	4.88%	4.88%	21 May 2003
Stichting Administratiekantoor Financieringspreferente aandelen Univar[5]	0[6]	29.74%	01 July 2002

[1] Number of common shares and depositary receipts for cumulative financing preference shares divided by total number of common shares and depositary receipts for cumulative financing preference shares outstanding.

[2] Number of common shares and cumulative financing preference shares outstanding, or voting rights, divided by total number of common shares and cumulative financing preference shares outstanding.

[3] The Stichting Univar has an indirect, potential shareholding as described on pages 58–59.

[4] As noted above, the shareholdings as reported to the AFM may not be accurate after the initial date of reporting. HAL Holding N.V.'s total shareholding as shown was reported directly to the company by HAL Holding.

[5] The Stichting Administratiekantoor Financieringspreferente aandelen Univar shareholdings are reported only by depositary receipt holders.

[6] Univar's cumulative financing preference shares were withdrawn in February, 2005.

Report of the Supervisory Board

We are pleased to submit this Report of the Supervisory Board of Univar N.V. for the year 2004.

Annual Accounts
The Executive Board prepared its management report, the annual accounts, the profit and loss account and the balance sheet for fiscal 2004, together with explanatory notes.

We have taken note of the report and statement of Univar's external auditor, as referred to in Article 26 of Univar's Articles of Association, which we have discussed with the auditor.

We approved the 2004 annual accounts on March 16, 2005, together with the amount of profits reserved by the Executive Board after the distribution of the dividend on the cumulative financing preference shares. Taking the audit report of the external auditors into account, we signed the 2004 annual accounts. We propose that the Annual General Meeting of Shareholders (1) adopt the annual accounts as set forth in the annual report, (2) adopt the addition to reserves as set forth in the annual accounts, (3) approve a dividend payable on the common stock of €0.41 per common share and (4) grant discharge to the members of the Executive Board and Supervisory Board with respect to their management and supervision activities conducted in the 2004 financial year.

Activities
Our Board held eight meetings during 2004. These meetings were attended by the Executive Board and other managers of Univar, except for parts of two meetings where management performance or remuneration was discussed and where the functioning of the Board was reviewed. Four of the meetings were held in the Netherlands, one meeting was held at a major company facility in Toronto, Canada, one meeting was held in Paris, France, and two meetings were held by telephone. All Supervisory Board members attended all meetings.

The Executive Board submitted for our approval the operational and financial objectives of management, the strategies designed to achieve these objectives and the parameters to be applied for measuring accomplishment of the objectives.

Our supervision of the Executive Board included a review of Univar's objectives, the strategy and risks of the business, the Executive Board's assessment of the structure and operation of the internal risk management and control systems, the financial reporting process, and compliance with laws and regulations. Important topics of the meetings included review of US, Canadian and European operations, budgets and financial performance, major litigation, the capital structure of Univar and financing options, pension plans, business improvement and cost containment initiatives, safety, health and environment activities, and management succession. Univar's compliance with the Best Practice Provisions of the Corporate Governance Code was discussed at a number of meetings. We developed revised Supervisory Board rules and regulations ("Rules") and rules for our three core committees, and developed revised rules and regulations of the Executive Board.

The Audit, Selection and Appointment, and Remuneration committees reported on their activities.

We discussed the functioning of the Supervisory Board and that of its individual members. In addition, we discussed, without the Executive Board being present, the functioning of the Executive Board and the performance of the individual members.

Corporate Governance
This report on the Supervisory Board's performance and duties in 2004 and in the period up to the publication of this annual report has been prepared in accordance with the provisions of the Dutch Corporate Governance Code published on December 9, 2003 ("the Code"). We reviewed Univar's compliance with the Code and consulted with the Executive Board to identify potential areas of deviation from the Code's Best Practice Provisions.

As a result of this review, a number of actions were taken. Amendments to Univar's Articles of Association were adopted at an Extraordinary Meeting of Shareholders held on December 15, 2004. These amendments bring Univar into compliance with a number of Best Practice Provisions of the Corporate Governance Code. The main changes are explained in the Corporate Governance section in this annual report and will be a separate agenda item at the Annual General Meeting to be held on May 3, 2005.

We developed revised Supervisory Board rules and regulations and rules for our three core committees, and developed revised rules and regulations of the Executive Board. We developed revised rules concerning the ownership of, and transactions in, securities by Executive and Supervisory Board members.

The Supervisory and Executive Board Rules include provisions conforming to the Code's Best Practice Provisions that pertain to the reporting and handling of conflicts of interest by Executive and Supervisory Board members and the external auditor. No Executive Board members, Supervisory Board members or the external auditor reported any conflicts of interest during the year.

The Supervisory Board reviewed and approved provisions of Univar's Code of Conduct that provide procedures whereby employees may report alleged irregularities of a general, operational and financial nature to the chairman of the Executive or Supervisory Board without jeopardizing their legal position.

Audit Committee
The Audit Committee, comprising Messrs. van der Vorm, Bobillier and Sharman, met two times in the presence of the external auditors and corporate staff, and a third meeting was conducted via telephone. At these meetings, financial reports and other financial-related topics of Univar were discussed extensively. The Committee reviewed, discussed with management and the external auditors, and approved the



Solvents are drummed quickly and safely in rooms specifically designated for this activity.

financial statements of Univar for the twelve months ended December 31, 2003, and the six months ended June 30, 2004. The Audit Committee reviewed the implications and current status of full adoption of International Financial Reporting Standards. The Audit Committee reviewed the Internal Audit plan and subsequent updates. The Audit Committee received two reports from the General Counsel concerning corporate governance and legal compliance.

The Committee reviewed the role and function of the Internal Audit department, a number of tax matters, and Univar's relations with the external auditor, including its independence and remuneration.

Selection and Appointment Committee

The Selection and Appointment Committee, comprising Messrs. Vogtländer and Sharman, met one time. The Committee discussed and made recommendations concerning the Supervisory Board retirement rota, the appointment of a fifth member to the Supervisory Board, and the succession plan for senior executives.

Remuneration Committee

The Remuneration Committee, comprising Messrs. Bobillier, van der Vorm and Vogtländer, met four times. The Committee reviewed Univar's Remuneration Policy, the remuneration of the Executive and Supervisory Board members and the stock option plan.

Remuneration Policy

A. Policy

Univar N.V. uses a comprehensive remuneration program to recruit, retain and motivate a high-quality Executive Board. It takes into account sound industry practice and individual country pay practices, job market and geographic differences. The company has a strong orientation toward achieving overall company and personal goals. The Remuneration Committee and Supervisory Board will annually evaluate performance against these goals.

Univar intends that the amount and structure of the remuneration the Executive Board members receive shall be such that qualified and expert managers can be recruited and retained. The remuneration program will have fixed and variable components. The variable component is linked to previously determined and measurable targets that must be achieved partly in the short term and partly in the long term. The variable remuneration component is designed to strengthen the members' commitment to the company and its objectives. Where appropriate, elements of remuneration are directly linked to individual and company performance. The level and structure of remuneration is determined in light of, among other things, the company's results, share price performance, and other relevant developments.

The remuneration program for Executive Board members will also take into account any division of duties among the members.

B. Procedures and Remuneration

1. **Remuneration Committee** The Supervisory Board's Remuneration Committee develops the company's policy on Executive Board members' remuneration and determines the remuneration package of each Executive Board member, subject to approval by the Supervisory Board and the general meeting of shareholders.
2. **Remuneration of Executive Board Members** The Remuneration Committee may seek advice from leading compensation and benefit consultants, with the aim of acquiring information about remuneration packages for companies considered similar to Univar in terms of size and/or complexity.



Univar owns and operates its own fleet of vehicles, along with leased transportation, to ensure customer satisfaction with prompt and accurate deliveries.

In constructing and reviewing remuneration packages, the emphasis is on linking pay to performance by rewarding effective management as well as individual achievement. The mix within a package is designed to align personal reward with enhanced shareholder value over both the short and long term. Executive Board members' remuneration consists of four components:

a. **Base Salary** Base salaries reflect an Executive Board member's responsibility and experience. Valid deviations may be made based on a person's personal qualities and on the person's potential to contribute to the company within the scope of his or her assigned duties. The base salary is changed from time to time on the basis of market trends.

b. **Variable Annual Cash Performance Bonus** Annual cash performance bonuses are based on the company's annual performance against a pre-determined and measurable financial target (adjusted return on equity) and, if appropriate, individual accomplishments against objectives.

   The variable component may vary between 0 and 200 percent of the base salary.

c. **Long-Term Incentive Component—Stock Options** The long-term variable component for Executive Board members is currently in the form of stock options. These options vest after three years and allow the holder to buy shares at a future date at a price determined by reference to the open market price of shares at the time of grant, plus a minimum performance condition. This condition requires that the share price has increased by a pre-determined percentage before the options may be exercised. Stock options are granted to the company's top executives, including Executive Board members.

d. **Benefits** Executive Board members participate in the company's benefits and retirement programs, as appropriate for the market in which they are employed.

3. **Evaluation** The value of the total remuneration package is reviewed annually by the Remuneration Committee.

4. **Executive Board Employment Agreements** Executive Board members are employed under employment agreements that detail the terms and conditions of their employment, including remuneration and severance benefits.

The Remuneration Policy has been posted on the Univar Web site.

Remuneration Report

Executive Board Employment Agreements

Univar entered into long-term employment agreements with Mr. Pruitt (until 2010) and with Mr. Holsboer before the Code was introduced. Either Univar or the Executive Board member may terminate these agreements upon appropriate written notice. Mr. Pruitt is entitled to 30 months' severance and Mr. Holsboer is entitled to 12 months' severance, in both cases if termination is by the company without cause. The company wants to honor these agreements and will therefore not be in compliance with Best Practice Provisions II.1.1 and II.2.7 of the Code.

Base Salaries

The base salaries of the Executive Board are reported on page 56.

Mr. Pruitt's base salary has remained unchanged since 2002. Effective January 1, 2005, it has been increased by $50,000 (6.25%).

Mr. Holsboer started in 2003 and devotes only part of his time to the company. In 2004, his base salary was increased by €25,000 (33.3%) because he is required to devote more time to the company than originally anticipated. For 2005, his salary will remain unchanged.

Variable Cash Performance Bonus
The variable cash performance bonuses for the members of the Executive Board are reported on page 56. These bonuses have been based on an adjusted return-on-equity formula established in 2002. The bonuses according to this formula came out at 79% of the base salary for the year 2004.

Stock Options
The details of the stock options granted to the Executive Board members are reported on pages 56–57. The number of options has remained unchanged from that in 2003, and for 2005, the same number of options has been granted.

The options vest after three years and have to be exercised within seven years. The performance condition is that they can only be exercised if the share price has doubled.

Executive Board Pension and Early Retirement Plans
Mr. Pruitt is covered by the Univar USA pension and early retirement plans, which include both qualified and supplemental defined benefit and defined contribution pension plans. Under his employment agreement, Mr. Pruitt's benefits under the defined benefit pension plans are enhanced. For the purposes of these plans, he is deemed to be two years older than his actual age.

Mr. Holsboer is covered by a C-policy pension plan, as currently provided by Univar to its other Netherlands employees. This policy provides for a premium contribution of 15% of annual base salary.

The costs of these pension plans are financed within Univar's regular pension schemes.

Special Remuneration, Severance Pay or Loans
No special remuneration was paid to any current or former Executive Board or Supervisory Board member during 2004. In addition, no severance pay was paid or promised to any Executive or Supervisory Board member in 2004.

The company has not provided any loans to Executive or Supervisory Board members.

Supervisory Board Remuneration
The remuneration of the Supervisory Board is reported on page 57.

The remuneration remained unchanged and will also remain the same for 2005.

Composition, Expertise and Independence of the Supervisory Board
During the year, the Supervisory Board reviewed its composition, expertise, independence and the profile of the Board.

The profile of the Board provides that it shall normally consist of five members. During 2004, Mr. de Ruiter attained the age of 70 and retired effective as of the 2004 Annual General Meeting.

At Univar's establishment as a public company in 2002, all Supervisory Board members were elected for four-year terms. As a consequence, the terms of Board members are not sufficiently staggered. The Board has asked Mr. Bobillier to resign one year before the expiration of his term in order to establish a staggering of Supervisory Board term expirations, and to accept re-nomination for a four-year term ending in 2009, and Mr. Bobillier has accepted nomination to return to the Board.

We reviewed the independence of the Supervisory Board and determined that its composition satisfies the independence criteria of the Corporate Governance Code's Best Practice Provision (Article III. 2.1) on independence. Only Mr. van der Vorm does not satisfy all of the Code's independence criteria. Mr. van der Vorm also is the chairman of the Executive Board of HAL Holding N.V., which has a more than 10% interest in Univar.

Information concerning each member of the Supervisory Board is published on page 60 of this annual report.

Appointments
Following Mr. de Ruiter's retirement, Mr. Vogtländer was elected to be the chairman of the Supervisory Board and Mr. van der Vorm was elected to be vice chairman of the Board.

The Board will make a non-binding recommendation to the General Meeting to re-appoint Mr. Bobillier to the Board. As mentioned previously, Mr. Bobillier has agreed to resign one year before the expiration of his term in 2006, in order to establish a staggering of Supervisory Board term expirations as required by the Code. The Board will make a non-binding recommendation to the General Meeting to appoint Mr. F. Waller to the Board. Mr. Waller qualifies as a "financial expert" under the Corporate Governance Code.

We would like to thank the Executive Board and all employees for their efforts and dedication on behalf of Univar during the past year.

Rotterdam, March 16, 2005

Supervisory Board
P. H. Vogtländer, Chairman
M. van der Vorm, Vice Chairman
Y. Bobillier
G. J. Sharman

Report of the Executive Board

Our efforts over the past several years to position the company to take advantage of an economic upturn paid off well in 2004.

Overview

Univar achieved significant improvement in both sales and net income. Sales grew in all Univar business units due to higher demand and, in the second half, rapidly rising chemical prices. Our strategy of focusing on key growth industries while continuing to improve the efficiency of our physical networks was very successful and has us well positioned for continued growth in the future.

Stronger demand was evident, especially in the US where economic conditions in the industrial sector have clearly improved. Univar USA sales and EBITA improved by 11.1% and 39.4%, respectively. Univar Canada had another very good year and achieved its twelfth consecutive year of record sales and earnings. Univar Europe had to contend with a less robust economy, yet still improved its sales and EBITA by 14.0% and 39.0%, respectively. Gross margin dollars improved at a rate nearly as high as revenue growth, while gross margin percentage remained constant at 16.0%. For the third year in a row, Univar has reported an improvement in net income available to common shareholders, with an increase of 54.5% over 2003.

Currency movements generally had a positive effect on financial results again in 2004. As shown in the following table, some of the net increase in sales and gross margin, and much of the increase in operating expenses, was attributable to foreign currency movements. However, all of the business units performed above 2003 on a currency-neutral basis.

Highlights

Univar recorded sales of $5,284.2 million in 2004, an increase of 12.0% from $4,717.4 million in 2003. On a currency-neutral basis, sales increased by 7.1%, surpassing one of the company's primary goals—to grow sales at one to two percent above GDP growth in the countries in which Univar operates. The company reported net income available to common shareholders of $65.2 million compared with $42.2 million the previous year. Earnings per common share after taxes for 2004 were $2.25 compared to $1.45 in 2003.

EBITA increased to $155.9 million in 2004 from $117.0 million in 2003 primarily due to higher sales and gross margin. The company's EBITA margin improved to 3.0% in 2004 from 2.5% in 2003, a significant step toward our strategic goal of 3.5%.

Dividends on cumulative financing preference shares amounted to $2.4 million, or $0.19 per financing preference share. All outstanding cumulative financing preference shares were redeemed in February 2005, as decided at the December 15, 2004, Extraordinary General Meeting of shareholders.

Market Environment

The chemical market generally strengthened throughout 2004, bringing both improved demand for the products Univar sells and substantial appreciation in chemical pricing, although industrial markets in North America were noticeably more vibrant than those in Europe. This circumstance stands in stark contrast to the weak industrial economies—accompanied by soft demand and price deflation—that have been prevalent over the past several years.

Moving into 2005, all indicators suggest the industry has exited a trough and is poised to realize significant supply-, demand-, and cost-based appreciation in the pricing of chemical products. There is a reasonable likelihood that the increased cost of feedstocks—natural gas and petroleum—evidenced in 2004 is structural and that these cost increases will find their way into chemical pricing for at least the near term.

Furthermore, a number of economists at leading chemical producers and industry analysts have suggested that chemical pricing may be driven not only by rising feedstock prices, but also by supply- and

Consolidated Key Results (in US$ millions except EBITA margin and per share results)

	2004	2003	Change	Change (currency-neutral)
Net sales	$5,284.2	$4,717.4	12.0%	7.1%
Gross margin	843.2	755.2*	11.7	6.8
Operating expenses (excluding cost of goods sold)	706.6	656.4*	7.6	3.0
Group operating income before depreciation and goodwill amortization (EBITDA)	196.0	163.1	20.2	14.6
Group operating income before goodwill amortization (EBITA)	155.9	117.0	33.2	27.4
EBITA margin (EBITA : Net sales)	3.0%	2.5%	—	—
Net income available to common shareholders	65.2	42.2	54.5	52.1
Earnings per common share	2.25	1.45	55.2	52.1

* Certain items have been reclassified to conform to the current year's presentation.

Operating Leverage at Work

Business Unit Revenues
(in US$ millions)



3000
2500
2000
1500
1000
500
0
11.1%
14.0%
12.6%
USA
Europe
Canada

Business Unit EBITA
(in US$ millions)



80
70
60
50
40
30
20
10
0
39.4%
39.0%
23.7%
USA
Europe
Canada
2004
2003

In 2004, revenue gains at each Univar business unit resulted in greater EBITA gains due to operating leverage. On a consolidated basis, the 12.0% increase in Univar N.V. revenues led to 33.2% growth in EBITA.

demand-driven scarcity. On the one hand there has been and continues to be significant rationalization of capacity in Western markets, particularly the United States. On the other, global consumption, especially in China, is rising faster than new offshore capacity is being brought on-line. As a result, world demand may create a floor under chemical pricing for at least 2005, and perhaps, beyond.

Outlook

Based on the operating progress of the past several years and the enhanced outlook for chemical demand and pricing, Univar believes it is well positioned to achieve year-over-year operating performance improvement (sales and EBIT) again in 2005. This is dependent upon a variety of factors that impact the external environment. The company's results are, of course, dependent to a large degree on a variety of external factors, such as continued economic vitality in the markets we serve, particularly in the manufacturing sector. Other significant factors that can influence results include: pricing and supply stability in chemical and energy markets, competitive pricing behavior, and, to a lesser extent, weather conditions that affect the sale of some of our products, including agricultural and pest control chemicals.

Consistent with our previously stated objective of strengthening Univar's market position over time by providing sustainable revenue and earnings growth while maintaining a sound balance sheet, we will continue to focus on our strategic goals: to achieve average annual growth in net sales of between one and two percent in excess of growth in local GDP and to improve Univar's EBITA margin to 3.5 percent or more. Our leverage goals of attaining a net debt-to-EBITDA ratio of no more than 2.5:1 and an interest coverage ratio of at least five times have been achieved, and we expect this will continue. In addition, for 2005 we have established a new, more traditional objective of improving our return on capital employed (ROCE). We are setting out to improve ROCE to at least 1.25 times the company's after-tax weighted average cost of capital (WACC) by 2009. For 2004, the company's after-tax WACC was 8.1%. ROCE will be calculated on a 36-month rolling average basis.

Financial Performance

Net Sales

The company's 2004 sales were $5,284.2 million compared with $4,717.4 million in the prior year, an increase of 12.0%. Sales increased 7.1% on a currency-neutral basis. All three business units experienced good sales growth. In the US, sales increased to $2,545.9 million in 2004 from $2,290.9 million in 2003, or 11.1%. European revenues increased 14.0% to $1,850.2 million from $1,622.8 million in 2003, or 3.2% on a currency-neutral basis. The Canadian business unit provided strong results again in 2004. Sales in Canada increased to $830.3 million from $737.7 million in 2003, an increase of 12.6%. On a currency-neutral basis, the increase was 4.8%. These increases can be attributed to improving industrial demand, the company's focus on targeted growth industries, and rising chemical prices. Growth in industrial demand was reasonably strong in North America and modest in Europe.

Gross Margin

Consolidated Univar N.V. gross margin as a percent of sales was 16.0% both in 2004 and 2003. Univar's gross margin dollars increased 11.7% in 2004, with the company recording $843.2 million in gross margin compared with $755.2 million in 2003. Gross margin percentage was up slightly in both Canada and Europe but down 0.4% in the US. The decline in the US was due to continuing intense competitive pressures.


ETCX 21153
CAPY 21144 GALS.
CAPY 80039 LTR.
CW MARK 50 DRFT GR
NO.18 BRAKE BEAM
D5 SPRINGS
36 INCH 1W STL WHLS
SE60CE COUPLER
RWS AXLE
PEACOCK 2000 DJ SLK ADJ
2789
Loading platforms for tank trucks and rail cars allow for efficient, high-speed transfer of bulk corrosives, solvents and blends.

Operating Expenses
Operating expenses on a consolidated basis increased by 7.6% in 2004, to $706.6 million from $656.4 million in 2003. However, on a currency-neutral basis, expenses increased by only 3.0%. Continued expense reduction efforts and improved productivity resulted in a decline in expenses as a percent of sales in 2004 to 13.4% from 13.9% the previous year. During 2004, there was a change in the estimated remaining useful lives for certain assets resulting in a reduction in depreciation expense of approximately $4.6 million. All three business units were successful in controlling expense increases at well under the rate of growth in sales volume and gross margin. Strict management of operating expenses, including continued implementation of network efficiencies and productivity improvements, are a key part of Univar's strategy.

Earnings Before Interest, Taxes and Goodwill Amortization (EBITA)
EBITA for 2004 increased 33.2% to $155.9 million from $117.0 million in 2003. The increase was a result of controlled growth in operating expenses combined with the increase in net sales and gross margins from 2003 levels. EBITA margin (EBITA as a percent of sales) improved to 3.0% in 2004 compared with 2.5% in 2003, a significant step toward the company's strategic goal of 3.5%.

Net Interest Expense
Net interest expense decreased by $5.1 million, to $26.7 million in 2004 compared with $31.8 million in 2003, primarily due to a reduction in British pound sterling-denominated borrowing, the expiration of certain interest rate swaps, and slightly lower interest rates in the June 2004 syndicated credit facility.

Taxation
Income tax on income from ordinary activities in 2004 was $42.3 million compared with $22.5 million in 2003. The effective tax rate was 38.5% versus 33.6% in 2003. The company estimates its consolidated effective tax rate to be in the range of 31% to 34% of 2005 pre-tax earnings, which will be stated under International Financial Reporting Standards.

Dividend on Financing Preference Shares
Dividends on cumulative financing preference shares amounted to €1.9 ($2.4) million, or €0.15 ($0.19) per financing preference share. This is equivalent to a yield of 6.74% on these shares. 100% of these shares were redeemed in February 2005.

Net Income Available to Common Shareholders
Net income available to common shareholders improved by 54.5% to $65.2 million in 2004 compared with $42.2 million in 2003.

Earnings Per Share Excluding Goodwill Amortization
Earnings per share excluding goodwill amortization after taxes for 2004 increased by 39.9% to $2.91 (€2.34) compared with $2.08 (€1.84) the previous year.

Earnings Per Share
Earnings per share were $2.25 (€1.81) in 2004 compared with $1.45 (€1.28) in 2003, an increase of 55.2%.

Dividend to Common Shares
A proposal will be made at the Annual General Meeting to declare a cash dividend for the 2004 fiscal year of €0.41 per share payable May 18, 2005, to common shareholders of record on May 4, 2005. This represents an increase of 41.4% from the 2003 dividend of €0.29 per share.

Exchange Rates 2004

	Income Statement Rate Average local currency vs. US$	Balance Sheet Rate Year-end local currency vs. US$
Europe		
Euro	1.24224	1.36550
British pound	1.83308	1.93881
Swedish crown	0.13611	0.15088
Swiss franc	0.80478	0.88382
Norwegian crown	0.14822	0.16592
Danish crown	0.16693	0.18361
Polish zloty	0.27419	0.33305
North America		
US dollar	1.00000	1.00000
Canadian dollar	0.76859	0.83161

Cash Flow
Net cash flow from operating activities was $42.3 million in 2004 compared with $70.3 million in 2003. The decrease was due to currency movements and an increase in working capital necessary to support continued sales growth.

Financial Position
The balance sheet on December 31, 2004, showed an increase in total assets of $249.3 million from a year earlier, to $2,442.0 million from $2,192.7 million. This increase was primarily in inventories and accounts receivable, reflecting higher sales volumes and chemical prices, and was partially due to foreign currency movements. Total debt increased slightly due to foreign currency movements. Stockholders' equity (before the proposed dividend to common shares) increased to $805.9 million from $708.7 million, primarily due to additions from net income ($67.6 million) and foreign currency translation differences ($29.5 million) less dividends paid with respect to 2003. At this time, no material changes in the company's financing structure are anticipated in 2005.

Cash Flow Return on Investment (CFROI)
Cash flow return on investment for 2004 increased to 13.1% from 11.4%. In this calculation, CFROI represents EBITDA stated as a percentage of average capital employed. Capital employed is defined as total assets less non–interest-bearing current liabilities. Average capital employed was $1,496.1 million in 2004 and $1,430.6 million in 2003.

Return on Capital Employed (ROCE)
After-tax return on capital employed for the year increased to 5.6% from 4.6% in 2003. Univar calculates ROCE on an after-tax basis. ROCE represents net operating profit (net income plus after-tax interest expense, or NOPAT) as a percentage of average capital employed.

Foreign Currencies
For Univar, the principal foreign currencies versus the US dollar are the Canadian dollar, the euro and the British pound. Income and expense items in foreign currencies are translated at the weighted-average exchange rates applicable for the period.

International Financial Reporting Standards (IFRS)
Effective January 1, 2005, Univar adopted International Financial Reporting Standards. All financial reports, including interim reports, will be prepared accordingly as of that date. The company has decided it will transition to IFRS effective January 1, 2004, and is continuing to assess differences between the existing applicable accounting standards and IFRS. The only identified changes that will have a material effect on the company's financial statements are (1) a balance sheet provision for previously disclosed but unrecognized actuarial losses on defined benefit pension obligations of approximately $139 million, and (2) the reversal of amortization related to goodwill recorded in 2004. January 1, 2004 shareholders' equity will be reduced by approximately $86 million, largely reflecting the tax-affected amount of the additional pension obligation. The recognition of the additional pension obligation will increase 2004 net income by approximately $5 million and the reversal of goodwill amortization will increase 2004 net income by $19.3 million. There may be other financial statement adjustments required that in management's judgment will not be material. In its December 15, 2004 press release, Univar announced that the company would transition to IFRS effective January 1, 2002. After further review of the IFRS transition rules it was determined that a January 1, 2004 implementation is an alternative approach that improves transparency.

Human Resources

Univar is committed to fair employment practices for all of its employees, regardless of their race, color, nationality, religion, gender, age, disability or any other status protected by law.

Univar continued in 2004 to implement initiatives to enhance productivity. The net effect of these activities was a decline in the size of its workforce during 2004 to 6,672 from 6,786, a 1.7% decrease. The Univar USA workforce was reduced to 3,316 from 3,383 employees, a 2.0% change. Univar Canada increased its workforce to 766 from 748, or 2.4%. The Univar Europe workforce decreased to 2,503 from 2,592, or 3.4%. The remaining Univar workforce increased to 87 employees from 63 the previous year. At this time, no material changes to headcount are anticipated in 2005.

Univar N.V. Workforce
December 31, 2004—6,672 employees



50% USA
38% Europe
11% Canada
1% Other

Univar N.V. Workforce
December 31, 2003—6,786 employees



50% USA
38% Europe
11% Canada
1% Other

During 2004, Univar USA changed its retirement program from a defined benefit to a defined contribution plan for employees hired after July 1, 2004, and for employees with less than five years of service with the company. Employees with more than five years of service with the company as of July 1, 2004, will continue in the defined benefit plan. All Univar USA employees are still eligible to participate in that business unit's Section 401(k) plan. Over time, the change to a defined contribution plan will moderate the variability of the company's pension expense caused by fluctuations in discount rates and the value of the assets held in the defined benefit plan trust.

Univar administers the company through its business unit managers, providing them direction and assisting their processes while not trying to manage day-to-day operations. One example of this assistance is the formation of a number of steering committees to analyze administrative functions and identify opportunities for global cooperation. Steering committees are composed of the top business unit managers for the particular functional area, directed by a Univar N.V. executive. Use of steering committees minimizes duplicate costs while facilitating ownership by the business units for the strategies, policies and/or technologies adopted by the organization.

While business unit management may make the final decisions, subject to appropriate levels of authority, steering committees help share best practices and policies and procedures. They also exchange intellectual and technical capital; evaluate technologies and proposed business strategies; address common business unit issues; and look for synergistic opportunities among business units. Steering committees currently operate in the areas of Global Supplier Strategy, International Product Sourcing, Information Technology, Human Resources, Safety, Health and Environment, and Trademarks.

Univar is committed to being a responsible corporate citizen in all areas in which it operates. Its *Statement of Core Values* reflects this commitment:

Safety: Safety is the first priority, the most important aspect of our work.

Ethics: We treat every individual in our business and personal practices ethically with integrity and honesty.

Leadership: Each of us strives to lead and motivate by example and consistently live up to these core values. We coach, train, develop and empower employees to reach their full potential.

Employees: We respect and value every employee and are committed to support and develop each other personally and professionally.

Environment: We are committed to protecting the health and well-being of our employees, our customers, the community and the environment.

Continuous Improvement: We will improve results for all our stakeholders by doing the right things better every time.

Safety, Health and Environment (SHE)

As declared in our *Statement of Core Values*, safety is our first priority and the most important aspect of our work. We are also committed to protecting the health and well-being of our employees, our customers, the community and the environment.

Safe operational practices, healthy working conditions and care for the environment are essential to the well-being of Univar employees and to the company's success. Therefore, the company is committed to its global Safety, Health and Environment (SHE) policy at all levels of the organization, and it is an integral component of all business operations:

Global SHE Policy

We recognize that safe practices, healthy working conditions and conservation of our environment are essential to achieve sustainable profitability and continuity for our company and employees. We are committed to ensuring that our operations do not have a negative effect on the environment or the health and safety of our employees and neighbors. To meet our commitments we will:

- protect the environment, the safety, health and welfare of our employees and the health and safety of customers, contractors, the community and other people in relation to all of our activities through the control of our workplace environment
- continually improve our processes to manage safety, health and environmental performance
- contribute to the continuity of our company through the recognition, evaluation and control of hazards and the prevention of pollution
- meet the applicable legislation, regulations and industry standards that govern our business
- establish and review our objectives and targets to ensure we are meeting our safety, health and environmental commitments
- provide the necessary resources, time and money to support the implementation of this policy
- train our employees to ensure they are aware of and understand their roles and responsibilities in meeting the commitments outlined in this policy
- make this policy available to all stakeholders and display it at all of our locations

Univar management in each business unit is responsible for the local implementation of the SHE standards that have been established on a company-wide basis in the global SHE policy. Important elements of these standards include organization and communication, standards and procedures, security, training and education, reporting, assessment and controls, and change management.

In 2004, the company's SHE Steering Committee, which is responsible for helping the company consistently address the SHE challenges it faces around the world, continued its follow-up on the site assessments conducted in 2003 at 22 of the company's North American and European facilities. The purpose of the site assessments was to ensure the consistent application of the company's SHE standards. These assessments supplemented the standard SHE audits conducted regularly within each business unit, in which each facility is audited at least once every two years and many facilities are audited more frequently.

In Europe, while individual countries all have local expertise in the areas of Safety, Health and Environment and operations, Univar Europe appointed a European Operations Director in 2004 to manage the company's overall SHE and operations performance. This position is also responsible for network optimization, non-chemical product procurement, property and engineering, facilities, capital expenditures, and logistics services. Of particular interest in Europe is the proposed Registration, Evaluation, Authorization and Restrictions of Chemicals (REACH) legislation, the European Union initiative that could significantly change the face of chemical manufacturing in Europe, providing both a threat and an opportunity to chemical distribution.

In North America, Univar Canada is a member of the Canadian Association of Chemical Distributors and follows the latter's Code of Responsible Distribution. Univar USA is a member of the National Association of Chemical Distributors and is committed to the Responsible Distribution Process℠ set forth by that organization. Univar is also a member of the American Chemistry Council and committed to its Responsible Care℠ program. Indeed, Univar Europe was one of the pioneers of the Responsible Care program across Europe. Finally, all of the company's operations employees are trained in every aspect of safety and proper operational practices.

Univar's safety performance for 2004 showed no change over 2003, and the company did not meet its goal of reducing its Lost-Time Injury Rate (LTIR) in all three of its business units. Overall, on an ANSI (*American National Standards Institute*) basis, the company's LTIR for 2004 was 5.0, and its goal for 2005 is 4.8.

Lost-Time Injury Rate (LTIR) — ANSI

	2003 Actual	2004 Actual	2005 Target
Univar Canada	11.5	6.5	6.0
Univar Europe	6.6	7.1	6.0
Univar USA	2.5	3.2	2.5
Univar N.V.	**5.0**	**5.0**	**4.8**

Corporate Governance

Dutch Corporate Governance Code

The Dutch Corporate Governance Code ("the Code") published by the Tabaksblat Committee on December 9, 2003, is a landmark development in governance for Dutch-listed companies, one that Univar supported and so advised the Committee in writing during the drafting of the Code. The Code's fundamental principle is "comply or explain," which means that a company either comply with the Code provisions specifically or explain in a properly motivated manner why it is unable to comply or chooses to deviate from a specific Code provision, taking into account the best interests of the company. The Supervisory Board may seek shareholder approval of such deviations (in which case the company would be deemed in full compliance), but this is not required.

The Code is effective beginning in 2004. In addition, the Dutch Civil Code requires the company in its 2004 annual report to indicate its corporate governance on that basis. In view of the importance of the matters addressed in the Code and Univar's commitment to transparency and accountability, the Executive and Supervisory Boards met a number of times to review and implement the requirements of the Code.

Univar is in substantial compliance with the Code. In the few matters where compliance with a specific Code section would be detrimental to the best interests of Univar and its stakeholders, a full and sufficient explanation is given and described as follows.

Amendment of Articles of Association

Univar took steps to implement the Code in 2004 that culminated in a number of significant changes relating to corporate governance being approved by an Extraordinary General Meeting (EGM) of Shareholders on December 15, 2004. At the EGM, the shareholders approved revised Articles of Association that incorporate a number of the Code's Best Practice Provisions. In order to bring the Articles of Association into conformity with the Code, and with recently enacted changes to the Dutch Civil Code related to corporate governance, the Articles of Association were amended to require:

- shareholder approval of important changes to the company's character or identity
- shareholder approval of the Executive Board Remuneration Policy
- the Supervisory Board to adopt a profile of its size and composition
- that Supervisory Board members may not serve more than 12 years
- that Supervisory Board members not be granted shares and/or rights to shares by way of remuneration
- the Executive Board to provide the Supervisory Board on a timely basis with information it requires in the fulfillment of its duties
- that shareholders have a right to put items on the agenda of the general meeting of shareholders if certain conditions are met

Redemption of Financing Preference Shares

The EGM approved the redemption of all of Univar's issued cumulative financing preference shares and eliminated financing preference shares as a class of authorized capital. Although compliance with the Code was not the primary reason for the redemption of these shares, the voting rights of the shares did not comply with the Code and their redemption eliminates a significant deviation from the Code.

Supervisory and Executive Board Implementation Activities

The Supervisory and Executive Boards met a number of times regarding implementation of the Code. In addition to the actions taken on the Articles of Association and the financing preference shares, the Boards considered and developed new rules governing the Supervisory and Executive Boards ("By-Laws") and Rules Regarding Investments and Inside Information by Executive and Supervisory Board members.

Executive Board Review of Internal Controls and Risk Assessment

The Code has important Best Practice Provisions relating to internal risk management and control systems. The Code identifies as elements of these systems that a company perform risk analyses of the operational and financial objectives of the company, have a Code of Conduct, guidelines for the layout of the financial reports and the procedures to be followed in drawing up the reports, and a system of monitoring and reporting.



Univar is committed to quality and continuous improvement in all areas of the company. Shown here, a lab technician utilizes a fully equipped laboratory to ensure quality and specification compliance for packaging and blending activities.

Complacency and an unchallenged belief that a company is already doing its best is not a Best Practice under the Code. The spirit of the Code requires a fresh and new examination of all internal controls and risk control systems, policies and procedures. The Executive Board embarked on a thorough review of its internal controls. This review included a risk analysis. With the perspective that improvement is always possible, this review resulted in some changes to certain policies and procedures and in the implementation of new policies and procedures.

For example, a Disclosure Policy and related procedures were adopted. The Disclosure Policy formalizes and improves existing procedures designed to assure the prompt disclosure of material information in accordance with legal and Euronext listing requirements and that financial report disclosures are complete. A Code of Conduct was implemented globally and distributed in eight languages. The Executive Board supervised a risk analysis and reported the results of it to the Supervisory Board. The main elements of the risk analysis are reported on pages 23–25.

The Executive Board did not identify any material weaknesses in its internal controls or risk control systems. Univar will continue to perform risk analyses and to monitor its internal controls.

Deviations from the Code

The Code sets forth a number of Best Practice Provisions governing the conduct of Executive and Supervisory Board members and shareholders. The Code recognizes that non-application of a Best Practice Provision is not in itself objectionable and indeed may be justified under certain circumstances.

The Executive and Supervisory Boards determined that it is not in the best interests of the company or its stakeholders to comply with certain provisions of the Code. These deviations were explained to, and discussed by, the May 6, 2004, Annual General Meeting of Shareholders.

Article II of the Code states the principles and best practices regarding (a) the role and procedure, (b) remuneration and (c) conflicts of interest concerning the management board.

The Executive Board of Univar acknowledges the responsibilities and ongoing duties and requirements stated in Article II. Univar is in compliance with the best practices stated in Article II with the exception of two necessary deviations.

First, Mr. Pruitt's employment contract provides 30 months' salary as severance. Because Mr. Pruitt, as a long-term employee of the company, is entitled to severance of more than one year's salary under applicable laws, remuneration practices and his employment agreement, the Supervisory and Executive Boards believe the principle underlying the best practice regarding severance is properly explained and the deviation is properly excused.

Second, both Mr. Pruitt and Mr. Holsboer were elected by the shareholders for indefinite terms. The company's Articles of Association provide that the shareholders may terminate an Executive Board member at any time (subject to a meeting being duly called and convened) so that the appointment of an Executive Board member remains subject to shareholder approval irrespective of the duration of the term of appointment. The Supervisory and Executive Boards believe the deviation in the case of the appointments of Mr. Pruitt and Mr. Holsboer from strict adherence to the four-year term requirement of the Code is properly explained and the deviation is properly excused.

Article III of the Code states the principles and best practices regarding (a) the role and procedure, (b) independence, (c) expertise and composition, (d) role of the chairman and the secretary, (e) composition and role of three committees, (f) conflicts of interest and (g) remuneration regarding the Supervisory Board.

The Supervisory Board of Univar acknowledges the responsibilities and ongoing duties and requirements stated in Article III and subscribes to the principles and best practices provided therein. To comply with Best

Practice Rule III.3.6, the Board has adopted a retirement rota which brings Univar into compliance with the staggered-term requirement.

The Corporate Governance Code requires that the Supervisory Board have a member who qualifies as a "financial expert." The Supervisory Board has completed a search for a fifth member who will so qualify. A candidate will be submitted for shareholder approval at the AGM on May 3, 2005.

Univar's Corporate Governance Structure

Univar is managed on the principle that a company is a long-term collaboration between the various stakeholders, including employees, shareholders, customers, suppliers, creditors and the communities in which Univar operates, who directly or indirectly influence (or are influenced by) the achievement of the aims of the company. Integrity, supervision, accountability and transparency in reporting are the four cornerstones to building a successful collaboration between the stakeholders of the company and to ensuring the successful continuity of the enterprise. It is Univar's commitment to its stakeholders that it will continually apply these values as it strives to achieve its corporate mission: to be the preferred quality partner for the distribution of chemicals.

Univar has an Executive Board and a Supervisory Board, both of which are elected by the shareholders of Univar. The Executive Board and the Supervisory Board have overall responsibility for balancing stakeholders' interests and for ensuring the continuity of the enterprise.

The Executive and Supervisory Boards are accountable to the general meeting of shareholders. The Executive Board is also accountable to the Supervisory Board. The Articles of Association provide for the indemnification of Executive and Supervisory Board members under certain circumstances.

Executive Board

Univar's Executive Board is responsible for the management of the company and, as such, is responsible for policymaking and the central management of Univar and its subsidiaries, and is responsible for achieving the company's aims, strategy and policy, and results. Each member of the Executive Board, individually, is authorized to represent Univar. A number of specific matters that are listed in the Articles of Incorporation and/or the By-Laws of the Executive and Supervisory Boards are subject to the prior approval of the Supervisory Board.

The Executive Board has adopted, and the Supervisory Board has approved in principle, new By-Laws which implement the Code.

The By-Laws of the Executive Board provide for a division of tasks among the Executive Board members. Pursuant to the By-Laws, the Supervisory Board has assigned to Mr. Pruitt the responsibilities of chief executive officer. Mr. Holsboer is employed on the basis that he does not devote full time to Executive Board duties. Mr. Holsboer's primary responsibilities are in the areas of corporate governance, strategy and financial reporting. Mr. Pruitt and Mr. Holsboer were elected by the shareholders for indefinite terms. Executive Board members may be suspended by the Supervisory Board. Executive Board members may be removed from office by the shareholders at any time.

Supervisory Board

The Supervisory Board supervises the management of the Executive Board and the general course of affairs of the company and the business affiliated with it. According to Dutch law, the standard to be applied is the best interest of the company and all who have an interest therein. The supervision of the Executive Board by the Supervisory Board includes review of (1) achievement of the company's objectives, (2) corporate strategy and the risks inherent in the business activities, (3) the structure and operation of the internal risk management and control systems, (4) the financial reporting process and (5) compliance with legislation and regulations.

The Supervisory Board has developed new By-Laws and Rules Regarding Investments and Inside Information, which implement the Code. In order to ensure that decision-making is balanced and considers the interests of all concerned, the By-Laws provide that a favorable vote or abstention of the chairman and vice chairman is required for a resolution to pass unless a conflict of interest exists between the chairman or vice chairman and Univar.

The Supervisory Board has adopted a profile for its members. The composition of the Supervisory Board represents a balance of backgrounds. Its members have experience in areas that are related to the core activities of Univar and international experience in the markets in which Univar operates. This includes international experience ranging from economic and social fields to political and business activities. Experience in human resources management is also a prerequisite for certain members. Given the international scope and volume of Univar's activities, it is important that the Supervisory Board include non-Dutch members who are familiar with Univar's principal markets. The profile of the Supervisory Board provides that the Board shall normally consist of five members, including one member who is a financial expert.

Supervisory Board members are elected by the shareholders for terms that cannot exceed four years. Supervisory Board members can serve no more than twelve years. The number of Supervisory Board members is determined by the Supervisory Board but cannot be fewer than three.

Supervisory Board Committees

The Supervisory Board has established three committees comprising members of the Board.

The Audit Committee consists of three Supervisory Board members. The charter of the Audit Committee obligates it to assist the Supervisory Board in its oversight of the integrity of Univar's financial statements, the financial reporting process, Univar's system of internal controls, and the review of the internal and external auditors' qualifications, as well as the company's process for monitoring compliance with laws and regulations and the company's Code of Conduct.

The Remuneration Committee makes recommendations to the Supervisory Board on the Remuneration Policy and implementation for members of the Supervisory Board and the Executive Board.

The Selection and Appointment Committee is responsible for preparing the selection criteria and appointment procedures for members of the Supervisory and Executive Boards, for periodically evaluating the scope and composition of the Executive and Supervisory Boards, and for evaluating the functions of the individual members of these Boards.

The remuneration of members of the Executive Board and Supervisory Board, as well as the shares and options held by individual members, are presented on pages 56–57 of this report.

Auditor

The external auditor is appointed by the shareholders' meeting. The Audit Committee has the sole authority, subject to approval by the Supervisory Board, to recommend to the shareholders' meeting the appointment or replacement of the external auditor. The Audit Committee on behalf of the Supervisory Board is required to be directly responsible for the compensation and oversight of the work of the external auditor (including resolution of disagreements between management and the external auditor regarding financial reporting) for the purpose of preparing or issuing audit report–related work. The Audit Committee is required to pre-approve all auditing and audit-related and non-audit-related services and the fees and terms related to them.

The Audit Committee and the Executive Board are required to conduct, once every four years, a thorough assessment of the functioning of the external auditor and to communicate to the shareholders the main conclusions of this assessment in light of the appointment of the external auditor by the shareholders' meeting.

Internal auditors are required to operate under the responsibility of the Executive Board subject to monitoring of the internal audit function by the Supervisory Board assisted by the Audit Committee. The Executive Board is required to ensure that the external auditor and the Audit Committee are involved in drawing up the tasks of the internal auditor.

The external auditor is required to attend the meetings of the Supervisory Board at which the report of the external auditor with respect to the audit of the annual accounts is discussed and at which the approval of the annual accounts is determined.

Conflicts of Interest

The Executive and Supervisory Boards have developed By-Laws that define conflicts of interest and provide procedures for the handling of conflicts of interest. The conflicts of interest rules also apply to the external auditor. The By-Laws provide that all decisions that approve a matter presenting a conflict of interest must be listed in the annual report with a reference to the conflict of interest and a declaration that the By-Laws were complied with.

Shareholders

A general meeting of shareholders is held at least once a year. Important matters on which the general meeting of shareholders has approval authority are adoption of the annual accounts; adoption of profit appropriation; additions to reserves and dividends; discharge of the Supervisory and Executive Boards; appointment of the auditor; appointment, suspension and dismissal of the members of the Executive and Supervisory Boards; remuneration of the Supervisory Board members; the Remuneration Policy of Executive Board members; authorization to purchase, issue or sell shares in the company's capital; and adoption of amendments to the Articles of Association. The AGM appoints the members of the Executive and Supervisory Boards based on non-binding recommendations from the Supervisory Board.

The shareholders' meeting must approve certain important decisions that entail a major change in the identity or character of the company.

Anti-Takeover Measures

There are a number of provisions that are or may operate as anti-takeover measures. Univar may issue cumulative preference shares on the exercise of a call option by the Univar Foundation. The Univar Foundation is described on pages 58–59. Although not an anti-takeover measure, Univar's credit facility (see page 47) provides that in the event any person or group of persons gains control of Univar, a majority of the lenders may declare all outstanding loans to be immediately due and payable. The mandatory prepayment in the event of a change in control does not apply to HAL Holding N.V. gaining control of Univar but does include a change of control of HAL Holding N.V. in the event of, and after, its gaining control of Univar. Finally, the principle that Univar shall be operated in the best interests of all stakeholders allows management to consider the interests of stakeholders other than just the interests of shareholders in assessing a proposed takeover of the company, and to take appropriate action.

Code of Conduct

Communication to all employees of Univar's standards regarding business ethics and conduct is an essential condition to achieving the four guiding principles that are cornerstones for all Univar employees: integrity, supervision, accountability and transparency. To this end, the Executive Board has adopted a Code of Conduct, a copy of which is published on the company's Web site and in the languages of the countries in which Univar does business. The Executive Board is proud of the high standards set by the Code. As stated in the Code, it is the conviction of the Executive Board that at all times Univar employees must act ethically and in compliance with applicable laws. The Code has "whistle-blower" provisions that require all employees to report misconduct and which provide for reporting, where appropriate, to the Executive or Supervisory Boards. The Code and the strict policy of the company prohibit any form of retaliation against employees who report suspected misconduct.

Internal Risk Management and Control Systems

Management has no information that Univar's internal control systems are not adequate or are not effective in any material way. These systems include operational, financial and technical controls, as well as risk analyses of the operational and financial aims of the company. They also include guides for laying out the company's financial reports, the procedures to be followed in drawing up these reports, and a system of monitoring and reporting on internal risk management issues.

In carrying out its responsibilities to maintain an effective risk management and control environment, the company's organizational structure has clearly defined lines of responsibility and delegation of authority, as well as comprehensive systems and control procedures. The company believes this structure provides reasonable assurance that transactions are executed in accordance with management authorization, and that they are appropriately recorded to permit financial statements in accordance with the Accounting Principles Generally Accepted in the Netherlands, and to adequately safeguard, verify and maintain accountability of assets. This structure also allows the company's management to effectively identify, evaluate and mitigate risks, which also requires broad understanding of its goals and objectives and constant review of the business.

There have been no restatements of the company's financial reports, and there were no significant changes in the company's internal control systems during 2004. In addition, the company's financial accounting practices have not been under investigation by governmental authorities.

The company's Director–Internal Audit has overall responsibility for internal audit at Univar and its business units. The Director has a reporting relationship to the Executive Board and to the Supervisory Board's Audit Committee, and is responsible for complementing the activities of the company's internal and external auditors.

The role of the company's internal audit organization is to assist management in the effective discharge of its control responsibilities and duties. Using a risk-based approach developed with management and the Audit Committee, the internal audit organization provides an independent and objective assurance and consulting activity. The internal audit organization is able to provide assessments of the effectiveness and adequacy of internal controls on a regular basis and recommends improvements when appropriate. Management considers the internal auditors' and independent auditors' recommendations concerning the company's internal controls, and takes steps to implement those that are believed to be appropriate in the circumstances.

The Audit Committee is responsible for monitoring the company's accounting and reporting practices. The Audit Committee meets periodically with management, the external auditors and the internal auditors, jointly and separately, to review financial reporting matters as well as to ensure that each is properly discharging its responsibilities. The Executive Board also meets with the Audit Committee and the external auditors to review the company's risk management and control process. The external auditors and internal auditors have full and free access to the Committee without the presence of management to discuss the results of their audits, the adequacy of internal accounting controls, and the quality of financial reporting.

External Factors and Variables

Univar's results are sensitive to the following external factors and variables:

Operating Risks
Univar's activities, investments and sales relate mostly to countries that are politically stable. The political risk profile thus can be considered low.

Univar operates in a global economy, and the distinctiveness of and events occurring in a local marketplace can affect its business. Nevertheless, the company is substantially diversified through broad geographic coverage, as well as in terms of its customer base, product assortment and supplier base, to the extent that it regards this risk as reasonably low. If the economy throughout a large part of one or more of the company's major national markets, such as the United States, Canada, the United Kingdom or France, should experience a downturn, this would constitute an event that could adversely affect Univar's operating results.

The effect of industrial output on the sales of chemical distributors varies by country, region and industry, and is dependent on the demand for chemical products, and prices. Univar limits this effect by reducing inventories and trade receivables as demand drops.

The effect of changing industrial chemical prices also represents a risk to Univar. Price increases from suppliers may not always be offset by similar changes in prices to customers. This would potentially decrease margins.

Univar continues to effectively manage its inventory. Inventory risks are limited, with products seldom remaining in inventory longer than 45 days. In addition, the company does not enter into long-term, fixed-price commitments with either suppliers or customers.

Energy pricing is variable, and the cost of energy is a critical element in chemical pricing. It affects both feedstock and manufacturing costs. Also, sales to the oil, gas and petroleum industries represent a significant portion of Univar's business. Sudden movements in the wholesale prices of energy could have a temporary, unfavorable effect on Univar's margins. However, Univar does not enter into long-term, fixed-rate contracts for the purchase or sale of inventory that might prevent the company, in a reasonable time frame, from reflecting market pricing.

Univar operates many distinct computer systems, including different hardware and software configurations for each major business unit. The failure of one of these systems could potentially have an adverse effect on the business. However, this risk is mitigated by the oversight of an Information Technology (IT) Steering Committee and by the ongoing reviews of the company's Internal Audit group. Formal IT disaster recovery programs are also in place for each of the business units.

The chemical industry is cyclical, and end-user demand for product may from time to time outstrip the industry's ability to supply. As a distributor of chemical products, Univar does not manufacture the products it sells and may confront intermittent interruptions of supply brought about by an imbalance in demand versus available supplier capacity. However, Univar maintains sourcing operations in Asia, Europe and North America, and enjoys favorable relationships with the world's leading chemical producers. No single producer or product is sufficiently important to the conduct of Univar's business to constitute a material risk to the company's operating performance.

Facilities Risks
Univar has the risk that damage or loss to a facility will disrupt operations and otherwise adversely affect operations and financial results. However, Univar considers the possibility of significant adverse effects from such a risk to be low. Univar has a large dispersion of facilities and has a great deal of substitutability in facilities and operations, so the loss of a facility can be substantially offset, in most cases, by transferring operations to other facilities. Univar carries replacement-value property insurance to mitigate the financial loss, should it suffer damage to its facilities.



Univar employees understand the complexities of the chemical industry and how to meet the diverse requirements of the company's customers.

Financial

Univar is affected by foreign exchange rate fluctuations because of the multinational nature of its business and the need to convert results into US dollars. Fluctuations in exchange rates between other currencies and the US dollar could significantly affect Univar's reported results from year to year.

Exchange rate fluctuations may affect the company's results in three ways. First, although each of the company's operations generally incurs costs and earns revenues in its local currency, results may be affected by gains or losses arising from transactions whose terms are stated in a foreign currency. The company's policy is to hedge all significant transaction exposure.

Second, the company's financial results and position may be affected by exchange rate fluctuations when business results, assets and liabilities are translated into US dollars. While the company may use its debt portfolio to offset fluctuations in the translated value of earnings or assets caused by currency movements, the company does not actively hedge translation exposure of either future earnings or assets through the use of derivative instruments.

Third, the company's results over time may be affected by gains or losses arising from changes in exchange rates that may affect future competition, sales volume, prices, costs, etc. The company does not hedge against this economic exposure to exchange rate fluctuations. Overall, the company assesses this risk to its financial results to be low.

Credit risks in chemical distribution are usually limited, as Univar provides products that are often essential to the operation of its customers' businesses. Credit risk is further reduced because each customer represents only a small fraction of Univar's sales. As a matter of policy, Univar carefully checks the creditworthiness of its customers. Risks relating to interest rates, currency and credit are also addressed in the Notes to the Financial Statements.

Univar operates a number of pension plans for its employees. The terms of these plans vary from country to country. In the USA, Canada and the UK, the majority of employees are covered by defined benefit pension plans. Developments in interest rates, the stock markets and other matters outside Univar's control may have a material adverse effect on the assets of the trust funds related to these pension plans and may lead to a requirement for Univar to make payments over and above what is currently envisaged or provided for. New employees in the USA and the UK participate in defined contribution pension plans and, as such, market risk is being reduced over time.

As a global company, Univar is subject to taxation in many different jurisdictions and under a variety of taxation systems. Changes in tax treaties among countries within which the company operates, or changes regarding tax legislation in any specific jurisdiction or jurisdictions, could affect the company's reported results from year to year. Univar regularly monitors and incorporates developments as they pertain to tax treaties and tax legislation in all jurisdictions in which it operates, in order to accurately report its tax liabilities.

In recent years, Univar has acquired a number of companies operating in its core business areas, and it expects to make further acquisitions in the future. The company believes past and future acquisitions will result in increased revenue and profit growth but cannot be sure it will always realize these anticipated benefits. Achieving them depends, in part, upon whether the operations and personnel of the acquired companies can be integrated in an efficient and effective manner with Univar's existing businesses. The process of integrating businesses may be disruptive to both businesses and may take longer than the company anticipates. The performance of the acquired businesses also may not meet Univar's expectations. Any problems for Univar in managing its growth, or unexpected difficulties arising out of acquisitions, could have a material adverse effect on Univar's business, financial condition and results of operations.

Univar has processes in place to ensure proper due diligence is performed prior to making any commitments for potential acquisitions. Furthermore, as part of the due diligence process, management creates a comprehensive plan that details how the acquisition will be integrated. In addition, processes are in place to properly track such investments once the transaction has been closed.

Competition

Univar faces intense competition in many of the markets in which it operates, and changes in the competitive environment could adversely affect the company's business and results. However, Univar believes its extensive network and broad product and service offering represent important competitive advantages. The requirement for significant investments in infrastructure and information technology represents a major barrier to entry for any potential new diversified market participants.

The risk of loss of producer product lines is present in the industry. However, in Univar's case, the company most often has multiple sources of supply. Its ability to source products from alternative vendors is very high.

Safety, Health and Environment (SHE)

Univar's business includes a wide range of operational activities (some potentially hazardous) and geographic locations. Given the fact that Univar is engaged in handling, storing, transporting and selling potentially hazardous materials, the company's activities can adversely affect people and the environment. Claims regarding product liability, health, fire damage, safety and environmental matters are a significant risk. Univar has taken many measures to mitigate and manage these risks.

Univar carries insurance to protect against most of the accident-related risks involved in conducting its business. Univar mitigates the risk of on-the-job accidents in a variety of ways: accident prevention efforts through planning, process and facility controls, safety training, safety committees, safety and environmental audits, and post-accident investigations with follow-up steps. The company has established a SHE policy and a SHE Steering Committee to oversee its implementation. Univar's commitment to high safety standards and practices has resulted in a reduction in both safety-related and environmental incidents over the past three years.

Univar is subject to a variety of SHE-related laws and regulations and believes it is in substantial compliance with these requirements. Univar has a staff of SHE professionals and ongoing compliance programs designed to identify and comply with all applicable laws and regulations and to identify and plan for likely regulatory developments that may affect its business.

Past operations (including those of acquired companies), carried out under then-prevailing laws and regulations, have resulted in the contamination of various sites, which must be remediated. Univar has spent substantial sums on such remediation as agreed with appropriate authorities and expects to continue to incur such expenditures until remediation is deemed complete. Univar believes that, based on current estimates, none of these ongoing remediation costs will materially affect its business. There is no guarantee, however, that such estimates will prove to be accurate, that new contamination will not be discovered or that new environmental laws or regulations will not be introduced that will require Univar to incur additional costs. Any such inaccuracies, discoveries or new laws or regulations could have a material adverse effect on Univar's business, financial condition and results of operations.

Univar's existing organizational structure and underlying processes allow it to consistently monitor sites under remediation which, in turn, provide current information regarding any future cost estimates. Univar also engages subject matter experts to provide additional guidance on site remediation.

Product Liability

Product liability is the liability arising from products sold by Univar after they have left its possession. Univar's exposure to product liabilities for which it is the party primarily responsible arises principally from delivering the wrong product to a customer. However, Univar has an ongoing quality improvement process designed to eliminate errors in delivery.

Univar also has an exposure to product liabilities arising from defects in, and from injuries resulting from use of, or exposure to, a product sold by it. Univar's responsibility for such product-quality and product-exposures liabilities is limited. In many instances, the manufacturer, and not an intermediate distributor, is responsible for liabilities arising from product design, product quality and product labeling. Where a claim is made against Univar and the fault is attributable to the manufacturer, Univar is frequently able to significantly reduce its responsibility through various defenses. Univar's exposure to such claims is somewhat greater where its supplier is not available to respond to the liability. This may arise where Univar's supplier is bankrupt or Univar is unable to identify the specific supplier of a material.

Univar also has procedures designed to ensure that its suppliers bear the liabilities attributable to their products. Univar carries product liability insurance to mitigate the financial exposure associated with the sale of products.

Asbestos Litigation

Asbestos and asbestos-containing products are a major source of litigation and liability in the United States. Pending lawsuits are described on page 51. Although Univar expects most of these cases to be dismissed, or otherwise resolved with minimal payments, an increase in the number of, and legal expenses related to, asbestos-related lawsuits filed against Univar and its predecessors and Univar's liability for such claims presents a risk to Univar. Asbestos claims–related expenses and liabilities are not now material; however, it is possible that asbestos lawsuits may in the future cause Univar to incur significant costs and be a material risk. Insurance is likely to be available to cover some, but not all, asbestos-related lawsuits for which Univar may have ultimate liability. Univar's ability to obtain indemnification from, or pass liability back to, its suppliers and customers may be limited by the bankruptcy of many asbestos suppliers and manufacturers of asbestos-containing products, and by agreement terms and other factors.

Univar USA



Univar USA completed a year of solid performance in 2004, both in terms of growing its revenue base and improving operational productivity. For the first time in several years, the business benefited from a favorable manufacturing economy that provided higher overall demand. Significant sales growth was combined with tight expense control that contained cost increases to the rate of inflation. These factors fueled exceptional growth in operating income of 50.6% for the year. Through year-end, however, the competitive environment remained intense.

Operating Environment

The business environment in 2004, in terms of supply/demand imbalances, alternated between extremes that only compare in recent history to the 1974–75 and 1980–81 periods. In the early part of 2004, as in the past few years, the chemical industry was characterized by apparent excess capacity and resultant price deflation in many chemicals. By the third quarter, this situation had reversed and many products were in short supply, in some cases even on allocation from producers. This change in circumstance was brought about by substantially increased offshore demand for chemicals, most notably from China, while supplier consolidation and capacity rationalization, including plant closures, continued to occur. Rapidly increasing global energy prices—in oil and natural gas—exacerbated this situation. As a result of all of these factors, in the second half of the year prices of many chemicals rose dramatically and frequently; for some products, even monthly. Traditional price protection offered by producers also was reduced.

Regardless of the volatile pricing environment, Univar continued to benefit from the improved demand that began with a turn in the US economy in the fourth quarter of 2003. Volume growth throughout the year was such that year-over-year sales increases were achieved in every month of 2004. Growth in actual pounds sold was approximately 7.0%, with price inflation averaging 3.9% (7.0% in the second half). Gross margin percent was restrained to a degree because of marketplace factors. Our ability to take full advantage of the higher demand/higher price circumstance was tempered primarily by the competitive environment. Aggressive competition still characterized the operating climate throughout the US market, as has been the case the three previous years. Despite shortages of many chemical products, there was significant marketplace pricing pressure that dampened our ability to maximize the opportunity.

Core Strategies Paying Dividends

Throughout the year, we remained focused on our key strategies of aggressive growth and productivity improvement.

Aggressive Growth

While continuing to drive growth in our core industrial chemicals business, which serves diverse industries with a broad array of primarily commodity chemicals, we made excellent progress in furthering our strategy to accelerate growth by targeting selected industries, and by creating alternative, specialized channels to market for our producer partners.

We are placing special focus on industries with strong growth potential, in which we already enjoy solid positions, to drive our growth strategy: primarily food, pharmaceuticals, energy and personal care. In this way, we have been able to build momentum within growth industries where



Terry Hill, *President*
Frank Mirabelli, *Senior Vice President – Finance and Administration*
Robert Bennett, *Vice President – South Central Region*
Al Cummins, *Vice President – North Central Region*
Sarah Dixon, *Vice President – Southeast Region*
Joe Ripp, *Vice President – Northeast Region*
Pat Walker, *Vice President – Western Region*
John Bolanos, *Vice President – Professional Products & Services*

A one-stop source for food ingredients, Univar offers a full portfolio from the world's leading producers. SPI Polyols awarded Distributor of the Year to Univar for growth in a line that supports low carbohydrate food formulations.

Selected Financial Highlights

(all dollar amounts in US$ millions)

	2004	2003*	Change
Net sales	$ 2,545.9	$ 2,290.9	11.1%
Gross margin	408.7	379.1	7.8
Operating expenses (excluding cost of goods sold)	349.5	339.8	2.9
EBITDA	89.3	73.4	21.7
EBITA	70.4	50.5	39.4
EBITA : Sales	2.8%	2.2%	—
EBIT	59.2	39.3	50.6
Average capital employed	723.2	725.9	(0.4)
Cash flow return on investment (CFROI)	12.3%	10.1%	—
EBITA return on capital employed	9.7%	7.0%	—

Univar N.V. Revenues


USA
48%

*Certain items have been reclassified to conform to the current year's presentation.

we already have substantial product lines, and the ability to expand them, to penetrate new customer accounts, and to earn a greater share of business from existing accounts.

We implemented a product-based marketing approach in support of this effort. We expanded our industry-specific knowledge and capabilities to create a full range of products and services that compare favorably to those of specialized "niche" distributors currently serving these industries.

During the year, we also restructured our marketing team to enhance internal and supplier coordination in support of this evolving multiple-channels-to-market strategy. The marketing team evaluates product opportunities and identifies which channel to market best fits Univar and our suppliers' business objectives. The team consists of seasoned Univar USA managers, including regional marketing managers, industry-specific marketing executives, procurement managers and strategic planners.

Food

Our focus on the food industry is a natural fit with our strategy around fulfilling the needs of the populations in our markets. In 2004, the Food group sought to add new product lines and new customers, and to achieve greater penetration of existing customer accounts. The Food group's overriding goal is to become the recognized food ingredients distributor of choice, and we devoted resources toward differentiating Univar USA from its competitors. We concentrated on developing market leadership in specific, popular specialty food lines, such as NutraSweet®—where success brought the awarding to Univar USA of another product line, Neotame™, a low-cost, unique sweetener that is 8,000 times sweeter than sugar. We focused on exclusive products because exclusivity is a critical factor in leading categories. In 2004, our efforts resulted in greater and more diversified revenues, and, equally important, recognition from producers and customers alike of the Food group's value proposition. We believe we have chosen the proper path for long-term success in the distribution of food ingredients.

Pharmaceuticals

There are fundamental reasons for Univar's focus on the Pharmaceutical business, especially the fact that it is less vulnerable to overseas migration: the vast majority of developmental work is done in the US, and the US accounts for more than 50% of worldwide pharmaceuticals consumption. This is also a business in which non-product services are crucial, due to the rigorous regulatory environment. Thus, the customer focuses more on the total value offering from Univar USA—and often rewards us with more business. We also are well positioned in terms of having the broadest supplier base among distributors of non-active pharmaceutical ingredients.

Sales dollars and volumes showed strong increases in what was a good year for the Pharmaceutical industry in general. The year was foundational in many ways, because at mid-year we installed a seasoned Univar USA executive to lead this group. We began to realign our sales force to allow for a greater focus on the unique needs of this industry. We also filled a key hole in our product line for the excipient lactose, as Univar is now the exclusive North American distributor for BDI. In 2005 we will provide further training and create sales tools to increase consultative selling efforts.

Many branded drugs will be coming off patent in the next three to five years. This presents Univar with a fine opportunity to accelerate its business in generic drugs during this time period and beyond. Going forward, we intend to increase our presence during the development phase of branded and generic drugs to influence selection of Univar ingredients. This will result in business growth that is less vulnerable to price competition.

Personal Care

We experienced solid volume and revenue growth in the Personal Care chemical products group in 2004. Univar USA's aggressive growth strategy produced increased gross margin dollars with a slight decline in percentage. Our extensive product line of commodities and specialties, the breadth of which we feel is second to none, was a large factor in our success last year. Personal care products are characterized by a strong marketing emphasis for new product launches. Because marketing expenditures carry much greater weight than manufacturing costs, this industry is not as susceptible to offshore manufacturing migration as many others. This fact, combined with projections of higher disposable income available as the US population ages, creates market dynamics that favor this business going forward.

Energy

Last year was a challenging one in some respects for the Energy group, though sales improved over the previous year. Gross margins were squeezed, primarily from aggressive competition, and, in the second half, as a result of lower netbacks from refineries (i.e., profits from processing crude oil from which a portion is paid to Univar USA). The year was also affected by the fact that oil companies enjoyed a strong year, and in many cases elected not to shut down in order to change their catalyst reactors, deferring the need for products from Univar USA. During the year, we did secure several excellent new offshore supplier relationships, which we believe will yield better service, support and competitive pricing, thereby improving Univar USA's overall competitive posture going forward.

Specialty Businesses

Professional Products & Services® (PP&S)

PP&S, the unquestioned industry-leading distributor of chemicals and equipment to the US professional pest control industry, represents a significant portion of Univar USA's overall revenues and profits. PP&S had a very successful 2004, with solid sales and operating income growth. Product pricing was fairly stable, unlike Univar USA's industrial chemicals business, so the sales improvement was due essentially to growth in pound volume. Geographic expansion continued in 2004, with two new offices opening in key markets: Brooklyn, New York, and Vista, California, increasing the number of sales professionals and upgrading our marketing and advertising efforts.

A two-year negotiation was completed in 2004, resulting in an agreement with Orkin (the second-largest US pest control company) to become their exclusive distribution agent. Orkin has closed its internal distribution operation and now relies entirely on Univar USA. Our electronic and Web-based catalog was an integral factor in securing the Orkin agreement. The electronic catalog is a comprehensive, graphically-enhanced catalog used industrywide to order products, 24/7, from PP&S. It is an economical option both for PP&S and its customers.

PP&S also provides on-line education, a significant value-added service. Approximately 40 different courses are offered that customers can take to satisfy their continuing education requirements. This is a great convenience to our customers and, in keeping with our productivity initiatives, saves time for our salespeople, who have traditionally provided this important service themselves.

ChemPoint.com®

ChemPoint.com, Univar USA's Internet-enabled marketing services business, increased its revenues by over 50% from the previous year, and increased its profitability even more. This business has the ability to touch many more customers in less time and at lower cost than the traditional distribution model.

ChemPoint represents a classic outsourcing model, and its value proposition to producers has gained rapid acceptance in its brief history. Niche-based, it segments primarily by customer behavior. It focuses on specialty chemicals, not commodities, and has only exclusive supplier arrangements. ChemPoint constructs a supply chain based on the distinctive needs of each of its producer partners. Its approach to the supply chain and to addressing specific producer needs is unique and has been well received by producers and customers alike.

ChemCare®

ChemCare, Univar USA's specialty business that provides technical expertise and logistics services in safely transporting hazardous and non-hazardous waste, had an excellent year in 2004, compared with relatively flat growth the previous year. With one of the best networks in the industry for safely and economically moving chemical waste, ChemCare has excellent potential for growth alongside Univar USA's industrial chemical business. Virtually every industrial chemical customer is a potential ChemCare customer. In 2005, ChemCare will leverage an expanded dedicated sales team, plus the addition of waste-industry specialists, to build on the momentum of the past year. Particular emphasis will be placed on increasing volumes of non-hazardous waste.

Mozel®

Mozel, the Univar USA subsidiary that distributes specialty products to the coatings industry, had a fine year in 2004. This business is strictly focused on the CASE (Coatings, Adhesives, Sealants, Elastomers) market. Mozel realized across-the-board improvement for 2004 in revenue growth, gross margin enhancement and expense control, in part due to the added value of having access to the Univar USA warehousing and logistics network. Based on this success in the marketplace, Mozel received expanded product lines from many of its producer partners. Moreover, the business succeeded in growing geographically, a key goal, west to the Rockies and beyond. The Mozel organization has excellent potential for further expanding its foothold with customers and producers alike, and we have optimistic expectations for 2005.

Productivity Enhancement

Our low-cost distribution strategy revolves around improved quality of service, cost containment, continuous improvement and ongoing optimization of our distribution network. In 2004, we continued our efforts to transport and store more products via our hub-and-spoke network configuration, in some cases literally altering the supply chain for key products to optimize inventory levels.

To support our sales growth strategy, we are actively engaged in a parallel strategy to achieve continuous improvement on the operations side of our business. The goal: to drive unnecessary costs from our environment while ensuring that our customers always receive superior service. This is being accomplished through an ongoing process to optimize our network by benchmarking against our own best practices and industry standards. In 2004, we also elected to make investments in our industry-leading information technology (IT) network in order to cost-effectively extend the life of the company's systems without need of any major replacement.

A fundamental element of the optimization program was the commitment to find the lowest cost to serve, which led to our hub-and-spoke distribution network configuration, where inventories and key value-adding activities, such as packaging and blending, are concentrated at larger "hub" facilities that each service several satellite warehouses ("spokes"). In addition, we completed an expansion project in Atlanta, Georgia, to support the high-growth opportunities that exist in the southeast from a major distribution hub. This project will open up new supply chain and service opportunities for Univar USA in the entire southeastern region. Network optimization efforts will continue throughout Univar USA, as this is a key element of our business culture. We will continue to find opportunities due to new markets and changes in supplier logistics. Ongoing benefits accrue from building the tools and the culture to address business changes quickly, and responding to ever-changing customer and supplier needs.

We continue to refine our continuous-improvement environment with an emphasis on achieving productivity enhancement. Our managers measure numerous workflow processes, seeking to improve the amount of product per employee we move through our facilities, reduce or eliminate unnecessary or redundant inventory and generally increase the return we realize on all assets employed in our business. We believe we are making excellent progress in terms of productivity, as operating expenses as a percent of sales in 2004 were reduced for the third year in a row, while managing substantial sales growth and the effects of general inflation in most expense categories.

A fundamental resource for productivity enhancement is our IT system. Last year, Univar USA initiated a multi-year IT strategy, intended to allow us to leverage the investment the company has made in its system over the last 15 years. We will extend the life of the existing system, and thus avoid the need to make substantially larger investments in new equipment and software development. This system is highly customized to our chemical distribution business processes. It effectively supports over one million transactions per year from approximately 100,000 customers. In 2004, we updated the technical architecture and provided some small enhancements that allow us greater functionality. The balance of this enhancement project is scheduled to be completed in stages throughout 2005 and 2006.

We are very pleased with the fact that the cost of information systems to the company has been reduced again in 2004, as has been the case each year for the past four years, continuing a trend of driving down our costs of information systems every year. For 2004, IT costs represented less than 0.8% of Univar USA sales.

2005 Outlook

In 2005, we have high expectations for our performance based on another year of progress on our industry focus strategy, on operational improvements leading to continued productivity gains, and on our optimistic outlook for the industry: we look for continued strong demand and a favorable pricing environment.

Univar Canada



We had another excellent year in 2004 at Univar Canada, with growth to record levels in sales, gross profit and operating income. These accomplishments are particularly satisfying considering the intense competition in the marketplace and pressure on export volumes to the US and on margins as a result of a stronger Canadian dollar. The company was also faced with uncooperative weather patterns that delayed the onset of the crop season, and, in the latter part of the year, shortages of industrial chemicals. It is a testament to the resiliency of the Univar Canada organization that these obstacles were successfully overcome, leading to a twelfth consecutive year of record performance, including an operating profit increase of 23.8%.

Operating Environment

2004 began with a continuation of the excess capacity and soft pricing environment that has been prevalent in the chemical industry the last several years. By year-end, a strong reversal had occurred that included product shortages and allocation, especially on ethylene-based products and certain food ingredients, among other products. Strong offshore demand for chemical products constricted available supply. Higher energy costs, in particular natural gas—a common chemical feedstock—pushed many chemical prices higher. Chemical production costs also rose in conjunction with higher energy costs, boosting prices. In both cases, Univar was largely able to pass price increases on to customers. For the year, pound volume at Univar Canada increased 3.4% while average selling prices increased 1.1%—and 5.2% in the second half.

As the year developed, competition became more intense, with aggressive pricing practices by several competitors limiting our own efforts to maintain price stewardship.

The strengthening Canadian dollar also served to dampen results. With a stronger Canadian dollar, customers naturally expect reduced prices on imported products, and this generally lowers Univar's gross margin. In addition, Canadian manufacturers who export to the US struggled to compete with their US counterparts, thereby reducing demand.

A further challenge to the year was posed by weather conditions in the Prairie Provinces. Weather has a significant influence on our Agriculture business, and in 2004 we saw some of the worst harvest conditions in many years. Adverse weather either delayed or negated entirely the use of certain chemicals ordinarily applied by farmers, reducing demand for our agricultural products.

Industrial Chemicals

While Univar Canada's business in resource-based western Canada experienced growth in pound volume, some of the total revenue gain was due to price increases related to energy costs and shortages, leading to improved margins. These trends were apparent in several industrial markets including, significantly, our largest western industry segment: oil and gas exploration and production. The efficiency of the sales organization in the west was improved by positioning the right number of people in the right markets and by adding technical expertise. This proved to be very effective in improving service and, thereby,

Larry Bullock, *President*
Joel Kallner, *Vice President – Finance*
Randy Craddock, *Vice President – Western Canada*
Normand Goyer, *Vice President – Eastern Canada*
Rick Pierson, *Vice President – Agriculture*



Univar supplies glycols, antifoams, carbon and methanol to this natural gas dehydration facility in western Alberta. Univar Canada provides the oil and gas industry with unparalleled technical services, and lab and process support.

Selected Financial Highlights

(all dollar amounts in US$ millions)

	2004	2003*	Change (actual)	Change (currency-neutral)
Net sales	$830.3	$737.7	12.6%	4.8%
Gross margin	127.8	109.5	16.7	9.0
Operating expenses (excluding cost of goods sold)	74.7	66.6	12.2	4.4
EBITDA	57.5	46.8	22.9	15.3
EBITA	53.3	43.1	23.7	15.8
EBITA : Sales	6.4%	5.8%	—	—
EBIT	53.1	42.9	23.8	16.3
Average capital employed	163.8	144.4*	13.4	8.1
Cash flow return on investment (CFROI)	35.1%	32.4%*	—	—
EBITA return on capital employed	32.5%	29.8%	—	—

*Certain items have been reclassified to conform to the current year's presentation.

Univar N.V. Revenues



CANADA
16%

market share in key industries including Oil and Gas, Food and Beverage, Mining, Forestry and Pharmaceuticals.

Univar's eastern Canada business also experienced growth in 2004. Revenues increased and we achieved healthier gross margins. Key to our success was a build-up in the sales force of approximately 10% over 2003. The addition of industry specialists as part of our targeted industry strategy provided enhanced value to customers. Growth was further fueled by improvements in most product lines, particularly in targeted industries. Gross margin increased, at least partly, as a result of continued focus on better product pricing.

Agriculture

Agriculture revenues improved in 2004 over an excellent 2003 performance, despite the very unfavorable weather. This was a result of adding new specialty crop products to our portfolio, a greater focus on the independent retailer segment, and participating in strong manufacturer marketing programs. However, reduced demand related to the poor weather conditions did temper revenue growth, and gross margin growth slowed due to weather-induced shifts in the sales mix. Margins were also affected by aggressive pricing strategies adopted by other distributors in this very competitive market.

The resulting increase in gross margin, partially offset by increased expenses related largely to higher fuel and insurance costs, led to a modest increase in Agriculture's operating income for the year.

2005 Outlook

The Canadian economy is predicted to be relatively strong again in 2005, based on forecasts from the Bank of Canada and other economists. Moreover, continued high oil and natural gas prices should fuel significant capital investment by energy producers, which would be favorable for Univar Canada. Offsetting these factors to some degree, we expect to see continuing tight supply, largely due to higher offshore demand for chemical inputs, principally from Asia. Supply issues expected to influence the chemical industry worldwide will likewise affect Univar Canada, not only restricting the availability of some products but also improving our opportunity to benefit from price increases. In Agriculture, we expect to see latent demand buildup in the spring after the unfavorable weather of last fall, offset to a certain extent by continued aggressive competition. All factors considered, the operating environment is expected to be favorable for continued strong performance by Univar Canada.

Univar Europe



Overall for 2004, Univar Europe held to its basic principles: an industry-leading sales team driven by a "Passion for Customers," simplification of execution and focused application of marketing and industry knowledge. These, coupled with a stable, highly effective and experienced management team, have allowed us to build further on the progress made in 2003.

In 2004, Univar Europe overcame a sluggish economic environment to post revenue and operating profit increases in most of the 14 countries we serve. Total revenues increased by 14.0% over the prior year, or 3.2% on a currency-neutral basis. The results for both 2004 and 2003 were affected by profits made on the disposal of non-core properties. In 2004, $7.1 million ($4.0 million in 2003) is included within sales, gross margin and EBITA in relation to these divestments. The net effect of the December 2003 Tazzetti acquisition and a non-core business disposal in July 2003 resulted in an offset to net sales of $26.2 million in 2004. Univar Europe's actual organic sales growth for 2004 on a currency-neutral basis was 4.4%. Pound volumes increased about 1.7% for the year, while overall pricing increased approximately 2.7%. Volumes in the second half were up 2.2% with prices up 6.6%. EBITA (earnings before interest, taxes, and amortization) improved sharply to $42.4 million from $30.5 million, or 27.5% adjusted for currency effects, driven by modest organic sales growth, improvement in gross margins in connection with price increases and excellent expense control.

Operating Environment

The operating environment in Europe was not as robust as for Univar's US and Canadian business units. The year started as 2003 had concluded, with flat or declining chemical demand and, in some countries, economic recession. Near the end of the third quarter of 2004, we experienced a resurgence. Driven by the economic upturn in Asia and North America, European demand finally improved, although it remained much softer than on the latter two continents. For example, the decline in manufacturing output in the UK ceased, but there was little growth, and in Italy industrial output was still negative. Elsewhere in Europe there was some growth in the manufacturing sector, but in the latter part of 2004 demand increases were difficult to fulfill due to product shortages driven by demand from China. This supply constriction, coupled with the record price levels of oil, triggered widespread, significant price increases in the second half—a phenomenon not seen in Europe for several years. In this environment we were able to achieve some improvement in gross margins.

2004 Review

Univar is our primary brand into the industrial chemicals sector, but under the Univar Europe umbrella we operate under two other specific brands—Fiske for our food ingredients portfolio and Distrupol for polymers.

Univar Brand

Based on the re-branding and restructuring of Univar Europe that took place in 2003, and the comprehensive adoption of our "Passion for Customers" culture, we were in an excellent position to capitalize on the upturn in the marketplace that began in late 2004.



John Philipotts, *President*
Chris Morley, *Vice President – Finance and Administration*
Guy Montell, *Vice President – Commercial*
John McKenzie, *Vice President – Sales and Marketing*

Univar provides the coatings industry the raw materials needed to service the automotive sector. Here, a Peugeot receives a bright red finish at a PSA Peugeot Citroen plant in Mulhouse, France.

Selected Financial Highlights

(all dollar amounts in US$ millions)

	2004	2003*	Change (actual)	Change (currency-neutral)
Net sales	$1,850.2	$1,622.8	14.0%	3.2%
Gross margin	301.5	260.4	15.8	5.1
Operating expenses (excluding cost of goods sold)	266.9	236.7	12.8	2.1
EBITDA	58.9	49.7	18.5	7.4
EBITA	42.4	30.5	39.0	27.5
EBITA : Sales	2.3%	1.9%	—	—
EBIT	34.6	23.7	46.0	34.9
Average capital employed	588.7	517.4	13.8	3.1
Cash flow return on investment (CFROI)	10.0%	9.6%	—	—
EBITA return on capital employed	7.2%	5.9%	—	—

*Certain items have been reclassified to conform to the current year's presentation.

Univar N.V. Revenues


EUROPE
35%

Leading this upward trend was our UK business, which for several years has struggled as the market leader in a declining industrial sector under considerable pricing pressure. The restructuring of this business unit, which took place in the latter part of 2003 to simplify its approach to market, has paid excellent dividends with a better top-line and a dramatically improved bottom-line performance in 2004. Given continued improvement in operational performance and better market conditions, we envision a brighter future for our UK business.

France, the other major market where we enjoy a leading market share, is still managing some of the effects of the merger of three businesses in 2003. Our French company therefore did not enjoy the same level of profit growth as the UK, but given the circumstances it still demonstrated a solid performance. We are optimistic about our future in France and feel we have in place the right management group to lead our efforts toward increasing market share and improving profitability. In particular, there are substantial opportunities available to us in France for improving performance through network optimization and business process improvements.

With one exception, our other Univar businesses across Europe generally improved, both in terms of sales and profitability, during 2004. The one exception was our Nordic business. Traditionally its sales mix has a strong solvent bias, and in the first half of the year we suffered from competitive price pressures on solvents coupled with relatively unfriendly economic and environmental pressures on our product line. As price increases took hold in the second half, margins improved, and with the repositioning of some of our portfolio we look forward to an improved year in 2005.

Commodity distributor Tazzetti was incorporated into our Italian business at the beginning of 2004 to build upon our strong specialty product portfolio. This acquisition has been successful in all respects and, importantly, complemented the Univar business so well, in terms of management and product portfolio, that we were able to fully merge the businesses and bring the Tazzetti brand into Univar earlier than scheduled.

Fiske®

Fiske is now well established within all of our European businesses, with dedicated food technicians in each country. Revenues in 2004 improved sharply over the prior year. The investments we made in this brand over the last two years are rewarding us well, and now, as a market leader across Europe, we expect to see continued strong growth.

Distrupol®

Distrupol had a year of mixed fortunes as it continued to recover its position following the loss of a key polyolefin distribution line in 2003. Depending on geography, this line has been replaced by either BP Chemicals or SABIC EuroPetrochemicals—both major players. The latter's confidence in Distrupol as their preferred route to market allowed us to increase our French business significantly when they closed their in-house distributor, essentially turning over the business to Distrupol.

Distrupol further enhanced its business last year by the introduction of Distrupol Impact—a telemarketing sales channel based in the Netherlands, with the ability to market both commodity and technical polymers across Europe.

Strategic Focus

As with our North American businesses, in Europe one of our key strategies is to focus on the end-use needs of the populations in our markets, and we are targeting specific industries for growth. Our ability to build and develop brands is serving us well, and we continue to use this approach to focus on growth and niche markets, such as food and polymers.

In this regard, we continue to view the lower-cost economies in central and eastern Europe, to which many of our customers and chemical producers have migrated, as representing a significant growth opportunity. Therefore, in the first half of 2005 we anticipate making a small acquisition in the region to facilitate the development of all three of our major brands—Univar, Fiske and Distrupol. Our entry into eastern Europe in this way is a platform through which we hope to grow in this important region, both organically and through additional selective acquisitions.

A new brand was added to Univar Europe's portfolio in 2004: Dureal®. While still in its infancy, Dureal is Univar Europe's vehicle for the distribution of AdBlue™ across Europe. AdBlue is the trademarked name for urea solution, which under European legislation must be introduced into all new heavy-duty diesel engines from 2005 onward. The solution is required for use in conjunction with the catalytic converter to reduce engine emissions significantly. It ultimately represents a very important market, driven by legislation already in force, to a defined yet different customer base than normally associated with chemical distribution. Univar has pioneered a total solution concept and is viewed by many as the current market leader, which should give us early competitive advantage.

We also have made a commitment to bring ChemPoint, Univar's fast-growing and very successful US specialty unit, to Univar Europe. With the large number of small customers in Europe, this model is very appropriate for the market. Initially, operations will be focused on selling into the UK, Benelux, Germany and France.

2005 Outlook

Despite some indications of economic upturn in the latter part of 2004, our expectation for 2005 in Europe once again is based primarily on our own initiatives rather than assumptions of improvement in our operating environment. We plan to maintain our position as *the* choice for chemical producers looking to grow their distribution business in Europe. We further expect to continue to grow sales ahead of industrial output, gaining market share through our competitiveness and our close relationships with customers.

Our profit growth in 2004 was driven as much by cost containment as through top-line sales growth, and this will remain high on our agenda as we move forward. The introduction of a European Operations Director with supply chain expertise and a strong background in our industry is providing us with many opportunities to improve our operational effectiveness.

With our leading supplier, product and service offerings to many industries, we are well placed to achieve revenue and operating income growth in 2005. Sustained improvement in the economies of Europe, should it occur this year, could enhance our own performance significantly.

2004 Financial Statements

Consolidated Financial Statements

Consolidated income statement for the years ended December 31,

(in US $ millions, except earnings per share)	Note	2004	2003
Net sales	1	**5,284.2**	4,717.4
Cost of goods sold	2	**4,441.0**	3,962.2
Personnel costs	3	**406.1**	365.9
Depreciation expense		**40.1**	46.1
Amortization of goodwill		**19.3**	18.2
Other operating expenses		**241.1**	226.2
Total operating expenses		**5,147.6**	4,618.6
Group operating income		**136.6**	98.8
Interest income		**3.1**	2.6
Interest expense		**29.8**	34.4
Interest expense, net		**26.7**	31.8
Income from ordinary activities before taxes		**109.9**	67.0
Income tax expense	4	**42.3**	22.5
Net income before third-party interests		**67.6**	44.5
Third-party interests		**-**	0.1
Net income	5	**67.6**	44.4
Dividend on cumulative financing preference shares		**2.4**	2.2
Net income available to common shareholders		**65.2**	42.2
Basic earnings per common share	6	**2.25**	1.45
Fully diluted earnings per common share	6	**2.24**	1.45

Consolidated balance sheet at December 31,

(Before proposed distribution of net income to holders of common shares)

(in US $ millions)	Note	2004	2003
Intangible fixed assets	7	**317.6**	325.6
Tangible fixed assets	8	**471.2**	466.2
Total fixed assets		**788.8**	791.8
Inventories	9	**514.4**	420.0
Accounts receivable	10	**828.0**	678.9
Other receivables and prepaid expenses	11	**249.2**	236.1
Cash and cash equivalents	12	**61.6**	65.9
Total current assets		**1,653.2**	1,400.9
Amounts owed to banks	13	**66.5**	16.9
Current portion of long-term debt		**2.3**	2.4
Trade accounts and other accounts payable	14	**865.9**	711.6
Dividend on cumulative financing preference shares		**2.7**	2.4
Total current liabilities		**937.4**	733.3
Current assets less current liabilities		**715.8**	667.6
Total assets less current liabilities		**1,504.6**	1,459.4
Long-term debt	15, 16	**413.9**	457.2
Provisions	17, 18	**284.6**	293.3
Third-party interests		**0.2**	0.2
Stockholders' equity	19	**805.9**	708.7
Group equity		**806.1**	708.9
Total		**1,504.6**	1,459.4

Consolidated statement of cash flows for the years ended December 31,

(in US $ millions)	2004	2003
Net income	**67.6**	44.4
Adjustments for:		
Depreciation and amortization	**59.4**	64.3
Movements in provisions	**(15.2)**	1.0
Gain on sale of tangible fixed assets	**(2.6)**	(4.5)
Gain on sale of group companies	**-**	(0.1)
Gross cash flow from operating activities	**109.2**	105.1
Movements in working capital (excluding cash and cash equivalents, short-term credit and dividend)	**(66.9)**	(34.8)
Net cash flow from operating activities	**42.3**	70.3
Investments:		
Tangible fixed assets	**(38.5)**	(37.0)
Business acquisitions (including goodwill)	**(0.1)**	(5.1)
Total investments	**(38.6)**	(42.1)
Disposals:		
Tangible fixed assets	**10.9**	15.0
Proceeds on sale of group companies	**-**	4.7
Total disposals	**10.9**	19.7
Net cash flow from investing activities	**(27.7)**	(22.4)
Financing:		
Repayment of long-term debt	**(409.3)**	(226.3)
Proceeds from long-term debt	**345.4**	240.1
Net proceeds from share issues	**4.2**	-
Purchase of own shares	**-**	(1.1)
Dividend tax	**(0.7)**	-
Cash dividends	**(12.7)**	(8.4)
Net movements in short-term financing	**44.3**	(34.1)
Net cash flow from financing activities	**(28.8)**	(29.8)
Net cash flow	**(14.2)**	18.1
Exchange and translation differences	**9.9**	(28.4)
Decrease in cash and cash equivalents	**(4.3)**	(10.3)

Corporate information

At the end of June 2002, Univar N.V. ("Univar" or "the company") by means of a legal split-off (juridische splitsing) under Dutch law, was separated from Koninklijke Vopak N.V. ("Royal Vopak" or "Vopak"). Following the split-off, Univar was listed as a separate company on Euronext Amsterdam. For accounting purposes the effective date of the split-off was January 1, 2002.

The company's principle business activities consist of distributing industrial chemicals and providing related specialty services throughout North America and Europe. Univar comprises three distinct business units that serve three geographic regions: Univar USA, Univar Canada and Univar Europe. The company operates a network of 164 distribution centers, spread across the United States, Canada, 14 European countries and China.

Univar's customer base is made up of some 250,000 industrial end-users, with access to a full portfolio of products. The majority of Univar's products are commodities the company buys in bulk, then processes, blends and repacks to meet the diverse requirements of the industries served. Others are specialty products which are purchased pre-packaged and sold using in-house technical expertise, usually under a manufacturer's own brand. Univar differentiates itself through a vast product offering, including a number of related services, both to its customers and suppliers, such as blending, managing customer inventories, packaging, labeling, warehouse management, waste management, technical support and managing vendor reduction programs.

Since a major part of Univar's operations are conducted in US dollars, Univar has opted to present its financial statements in US dollars. All amounts are in US dollars, unless stated otherwise.

The company's statutory seat is in Rotterdam, 333 Blaak, 11th floor, 3011 GB, The Netherlands.

Summary of significant accounting policies

Basis of preparation
The consolidated financial statements of Univar have been prepared in accordance with accounting principles generally accepted in the Netherlands and the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

The financial statements are prepared under the historical cost convention. Departures, if any, from historical cost rules are disclosed separately.

Income and expenses are accounted for in accordance with the accrual concept. Income is recognized when realized and losses are accounted for when they are incurred or foreseen.

Certain items have been reclassified to conform to current year's presentation.

Basis of consolidation
The consolidated financial statements include the financial statements of Univar and its group companies. Group companies are companies which together form an economic entity operating under joint management and over whose operating and financial decisions Univar as a rule exercises power of control. All intercompany balances and transactions have been eliminated in consolidation. The assets, liabilities, income and expenses are included in the financial statements, net of the share of minority interest in group equity and results, which is disclosed separately in the income statement and the balance sheet. Subsidiaries are consolidated from the date on which control is transferred to Univar and cease to be consolidated from the date on which control is transferred out of Univar.

Investments in companies in which Univar does not have the ability to directly or indirectly control the operating and financial decisions, but does possess the ability to exercise significant influence, are accounted for at net asset value. Generally, significant influence is presumed to exist if at least 20% of the voting stock is owned.

A list of consolidated group companies pursuant to Section 414, Book 2, of the Netherlands Civil Code has been filed with the company registry in Rotterdam and is available for inspection.

Foreign currency translation
The functional currency of foreign operations is generally the local currency, unless the primary economic environment requires the use of another currency. Transactions denominated in foreign currencies are translated into the functional currency of the local entity at the date of the transactions. Monetary assets and liabilities are measured at the year-end rate of the functional currency and resulting exchange differences are taken directly to the income statement.

Assets and liabilities of group companies denominated in foreign currencies are translated into US dollars at the exchange rates prevailing on the balance sheet date. Exchange gains or losses on the translation to US dollars of the net investment in foreign group companies, equity participations and receivables of a financing nature, as well as loans denominated in foreign currencies raised to hedge currency risks, arising from differences between the rates at the beginning and the end of the accounting reference period are taken directly to reserves. Items in the income statement are translated at average exchange rates, allowing for currency risk hedging effects.

Intangible fixed assets
Differences between the cost and the fair value of identifiable assets and liabilities at the date of acquisition of new equity participations are capitalized as goodwill and amortized over their estimated useful economic life, subject to a maximum of 20 years.

Intangible fixed assets are reviewed for impairment when events or circumstances indicate that carrying amounts may not be recoverable.

Tangible fixed assets
Property, plant and equipment are carried at historical cost, net of straight-line depreciation, based on the expected useful economic lives of the assets concerned and taking into account any expected residual value.

The depreciation periods of the main assets are as follows:

buildings	20-50 years
main components of tank farms	30 years
machinery and equipment	20 years
furniture, fixtures and others	10-20 years
information technology	3-10 years

Where necessary, assets are written down to their recoverable amount when it is lower than historical cost (value impairments).

Property, plant and equipment under construction are carried at the costs incurred.

Property, plant and equipment held for sale and still in operation continue to be depreciated over the length of the expected useful economic lives. Property, plant and equipment not in use are not depreciated.

Maintenance and repair expenses consist of the cost of materials, spare parts and labor, including those of third parties to keep the operational tangible fixed assets in working condition. These costs are expensed as incurred.

Financial fixed assets
Equity participations in which the company exercises significant influence are carried at net asset value, allowing for expected value impairments. Other equity participations are carried at cost.

Current assets
Inventories are carried at the lower of cost (calculated on the basis of average purchase prices) net of an allowance for obsolescence, as appropriate, or market value. The expected future use of inventory is based on estimates about future demand and past experience with similar inventories and their usage.

Accounts receivable are stated net of an allowance for doubtful accounts. The risk of uncollectability of accounts receivable is primarily estimated based on prior experience. Large accounts are assessed individually based on factors that include ability to pay, bankruptcy and payment history.

Cash and cash equivalents
Cash and cash equivalents include all bank balances and short-term, highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash and are stated at face value.

Provisions
Provisions are recorded for obligations (constructive or legally enforceable) and losses when amounts, though uncertain, can be reasonably estimated and where it is probable that settlement will entail an outflow of funds.

Deferred tax liabilities are stated at the non-discounted value of obligations arising from timing differences in the valuation of assets and liabilities for financial reporting and tax purposes. Deferred tax assets are recorded to the extent it is likely they will be realized.

Provisions for reorganizations are recorded at the date the company is committed to the reorganization plan. These provisions are included under other provisions.

Environmental provisions
Provisions for environmental remediation costs are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. In general, the company believes costs of environmental remediation that could potentially arise after 10 years are not reasonably estimable.

Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, and/or mitigate or prevent contamination from future operations. Costs related to investigation of potential environmental matters are expensed as incurred.

Long-term debt
Long-term debt consists of loans with original maturities greater than one year. Amounts are stated at face value (excluding any accrued interest, which is included within interest payable). Foreign currency balances are translated to functional currency at the closing rate, unless forward currency contracts exist, in which case the closing forward rate is applied.

Income taxes
Current income taxes are computed on the income presented in the financial statements adjusted to taxable income in accordance with local tax legislation.

Deferred income tax recognition is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Revenues
Net sales is the total value of sales of products and services rendered and is attributed to the period in which the goods are delivered and/or the services are rendered.

The company recognizes revenue when all of the following conditions have been satisfied:
(a) the significant risks and rewards of ownership of the goods have been transferred to the buyer;
(b) the company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;
(c) the amount of revenue can be measured reliably;
(d) it is probable the economic benefits associated with the transaction will flow to the company; and
(e) the costs incurred or to be incurred with respect to the transaction can be measured reliably.

Cost of goods sold
Cost of goods sold includes all inventory costs such as purchase price and transportation cost of the product sold, as well as direct labor and other costs incurred to blend and repackage the product.

Employee benefit plans
Obligations for contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

The net obligation with respect to defined benefit pension plans is calculated separately for each plan by estimating the amount of the future benefit employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine the present value, and the fair value of any plan assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit-rated bonds that have maturity dates consistent with the terms of Univar's obligations. The calculation is performed by a qualified actuary using the projected unit-credit method.

When the benefits of a plan are improved, the portion of the increased benefit relating to past service by employees is recognized as an expense on the income statement on a straight-line basis over the average period until the benefits become vested. To the extent the benefits vest immediately, the expense is recognized immediately on the income statement.

In calculating Univar's obligation with respect to a plan, to the extent any cumulative unrecognized actuarial gain or loss exceeds ten percent of the greater of the present value of the defined benefit obligation or the fair value of the plan assets, that portion is recognized in the income statement over the expected average remaining working lives of the employees participating in the plan. Otherwise, the actuarial gain or loss is not recognized. Where the calculation results in a benefit to Univar, the recognized asset is limited to the net total of any unrecognized actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

The net obligation with respect to long-term service benefits, other than pension plans, is the amount of future benefits employees have earned in return for their service in the current and prior periods. The obligation is calculated using the projected unit-credit method and is discounted to its present value, and the fair value of any related assets is deducted. The discount rate is the yield at the balance sheet date on AAA credit-rated bonds that have maturity dates consistent with the terms of Univar's obligations.

Derivative financial instruments
Gains and losses on transactions designed to hedge future cash flows are recognized at the same time the corresponding cash flows are recognized.

Monetary assets and liabilities are translated at the year-end rate of the functional currency and resulting differences are taken directly to the income statement.

Cash flow
The statement of cash flows is drawn up using the indirect method. Cash flows denominated in foreign currencies are translated at average exchange rates. The cash flows in the statement of cash flows are divided between operating activities, investing activities and financing activities.

Receipts and expenditures relating to interest, dividends received and income taxes are included under net cash flow from operating activities.

Acquisitions of group companies and equity participations are included under net cash flow from investing activities.

Dividend distributions are included under net cash flow from financing activities.

Earnings per share
Basic earnings per share is calculated by dividing the net profit for the year attributable to ordinary shareholders (after deducting interest on the cumulative financing preference shares) by the weighted average number of ordinary shares outstanding during the year. Fully diluted earnings per share is calculated by dividing the net profit attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year (adjusted for the effects of dilutive options and dilutive cumulative financing preference shares).

Segments
The company operates in one business segment. Univar's operations and activities are in three main geographical areas: the United States of America, Europe and Canada. The other segment includes certain holding company related expenses and developing businesses.

Leases
Finance leases, which transfer to the company substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income. Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term. Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the income statement on a straight-line basis over the lease term.

Notes to the consolidated income statement

1 Net sales

The breakdown of net sales by geographical area is given under Segment information, Note 20.

2 Cost of goods sold

Cost of goods sold primarily relates to inventory sold and includes $77.2 million of personnel costs relating to certain processing activities (2003: $73.1 million). To conform to current year's presentation, cost of goods sold of $3.1 million in 2003 was reclassified to personnel costs.

3 Personnel costs

(in US $ millions)	**2004**	2003
Wages and salaries	**$394.2**	$352.7
Social security charges	**47.7**	44.4
Pension and other post-employment charges	**41.4**	41.9
Total	**$483.3**	$439.0

For the remuneration of the company directors, refer to Note 26 in the financial statements of Univar N.V.

On average, the group employed 6,705 staff in 2004 (2003: 6,808). The breakdown by region is provided in Segment information, Note 20.

Movements in the number of company employees

	2004	2003
January 1,	**6,786**	6,877
Movements owing to acquisitions/disposals	**-**	39
Other movements	**(114)**	(130)
December 31,	**6,672**	6,786

4 Income taxes

Taxes on income amounted to $42.3 million (2003: $22.5 million), and are detailed as follows:

(in US $ millions)	**2004**	2003
The Netherlands:		
Current tax charge/(benefit)	**$ 2.8**	$ (5.5)
Deferred tax charge/(benefit)	**(2.2)**	(10.1)
	$ 0.6	$(15.6)
Other countries:		
Current tax charge	**$41.9**	$ 34.8
Deferred tax charge/(benefit)	**(0.2)**	3.3
	$41.7	$ 38.1
Income tax expense	**$42.3**	$ 22.5

(in US $ millions)	**2004**		2003	
Taxes at weighted average statutory rate	**$39.8**	**36.3%**	$26.2	39.3%
Amortization of goodwill	**6.8**	**6.2**	7.0	10.5
Non-deductible expenses	**1.9**	**1.7**	2.0	3.0
Losses not subject to tax benefit	**-**	**-**	0.5	0.8
Use of capital loss carry-forwards	**-**	**-**	(0.8)	(1.3)
Benefit of fiscal foreign exchange loss	**(3.9)**	**(3.6)**	(10.9)	(16.3)
Other	**(2.3)**	**(2.1)**	(1.5)	(2.4)
Income tax expense at effective rate	**$42.3**	**38.5%**	$22.5	33.6%

Movements in the net deferred tax assets and liabilities are as follows:

(in US $ millions)	**2004**	2003
Balance at January 1,	**$68.6**	$54.4
Current-year benefit	**2.4**	6.8
Reclassifications and adjustments	**4.0**	5.1
Exchange differences	**1.4**	2.3
Balance at December 31,	**$76.4**	$68.6

The provision for deferred tax assets and liabilities at December 31 can be detailed as follows:

(in US $ millions)	**2004**		2003	
	Deferred tax		Deferred tax	
	Assets	**Liabilities**	Assets	Liabilities
Tax loss carry-forward	**$ 11.9**	**$ -**	$ 9.7	$ -
Temporary differences	**127.6**	**63.1**	127.2	68.3
Balance at December 31,	**$139.5**	**$63.1**	$136.9	$68.3
Net deferred asset	**$ 76.4**		$ 68.6	

Included in the above amounts are deferred tax assets of $125.8 million (2003: $122.9 million) and deferred tax liabilities of $55.9 million (2003: $57.4 million) that are expected to be realized after more than one year.

On December 31, 2003, the Dutch euro fiscal group was split into two new fiscal groups, one US-dollar denominated and the other euro-denominated. This event resulted in crystallization of net foreign-exchange losses for tax purposes. The related tax benefit is permanent, since there will be no foreign exchange gain or loss recognition for profit and loss statement purposes. Tax benefits of the net foreign exchange losses are recognized as the company is able to realize them.

As of December 31, 2004, the total remaining benefit of available tax loss carry-forwards related to the fiscal group split amounts to $37.5 million of which $11.9 million is recognized on the balance sheet. The temporary differences relate primarily to self-insurance and environmental reserves, pension accruals and depreciation.

5 Exceptional items

In 2004 there were no exceptional items. During 2003, other operating expenses included $5.9 million relating to a labor strike in the United States.

6 Earnings per share

Earnings per share is calculated by dividing the net income available to common shareholders by the weighted average number of outstanding shares. The weighted average number of outstanding shares for 2004 is 29,009,127 (2003: 29,062,090). For 2004, the effect of dilution relating to share option plans was 151,379 shares (2003: 12,020 shares). There were no other dilutive instruments.

Notes to the consolidated balance sheet

7 Intangible fixed assets

Movements in intangible fixed assets are as follows:

(in US $ millions)	**2004**	2003
Net book value at January 1,	**$325.6**	$325.1
Movements:		
Goodwill acquired	**0.1**	4.7
Amortization	**(19.3)**	(18.2)
Exchange differences	**11.2**	14.0
Net book value at December 31,	**$317.6**	$325.6
Cost	**$395.2**	$381.5
Accumulated amortization	**(77.6)**	(55.9)
Net book value at December 31,	**$317.6**	$325.6

The total balance of intangible fixed assets is comprised of goodwill. The goodwill relates primarily to the 2001 acquisition of Ellis & Everard and is being amortized over 20 years.

8 Tangible fixed assets

Movements in net book value of tangible fixed assets are as follows:

(in US $ millions)	Land and buildings	Tank farms	Machinery, equipment, and other	Work under construction	**Total**
Balance at January 1, 2004	$306.4	$ 71.2	$ 81.5	$7.1	**$466.2**
Movements:					
Additions	3.8	1.1	9.2	24.4	**38.5**
Reclassification	4.6	13.6	6.0	(24.2)	**-**
Disposals/deconsolidations	(4.8)	(0.2)	(3.3)	-	**(8.3)**
Depreciation	(11.5)	(9.0)	(19.6)	-	**(40.1)**
Exchange differences	8.9	1.5	4.2	0.3	**14.9**
Balance at December 31, 2004	$307.4	$ 78.2	$ 78.0	$7.6	**$471.2**
Cost	$402.3	$139.0	$258.5	$7.6	**$807.4**
Accumulated depreciation	(94.9)	(60.8)	(180.5)	-	**(336.2)**
Balance at December 31, 2004	$307.4	$ 78.2	$ 78.0	$7.6	**$471.2**

No assets were pledged to secure short-term borrowings in 2004 (2003: $1.7 million). Tangible fixed assets include $13.8 million (2003: $14.5 million) relating to land and buildings not being used. During 2004, there was a change in the estimated remaining useful lives for certain assets resulting in a reduction in depreciation expense of approximately $4.6 million.

9 Inventories

Inventories consist primarily of goods held for resale. At December 31, 2004, there was a provision of $7.3 million for slow-moving and obsolete inventory (2003: $8.0 million).

10 Accounts receivable

Accounts receivable are stated net of a provision for doubtful debtors. The provision for doubtful debtors was $16.1 million at December 31, 2004 (2003: $17.9 million). At December 31, 2004, there was $4.9 million of accounts receivable pledged to secure short-term credit (2003: $1.1 million).

11 Other receivables and prepaid expenses

(in US $ millions)	2004	2003
Other receivables	**$ 55.8**	$ 51.9
Current income tax receivable	**16.2**	22.4
Other tax receivable	**5.7**	9.7
Pensions	**6.0**	5.3
Deferred financing costs	**5.5**	-
Prepaid expenses	**20.5**	9.9
Deferred tax assets	**139.5**	136.9
Total	**$249.2**	$236.1

Included in the above are amounts of $139.7 million relating primarily to deferred tax assets and deferred financing costs expected to be realized after more than one year (2003: $130.1 million).

12 Cash and cash equivalents

(in US $ millions)	2004	2003
Cash at bank and on-hand	**$49.9**	$51.4
Deposits	**11.7**	14.5
Total	**$61.6**	$65.9

Cash at bank and on-hand earns interest at floating rates based on daily bank deposit rates. Short-term deposits are made for varying periods of between one day and one month depending on the immediate cash requirements of the group, and earn interest at the respective short-term deposit rates. At December 31, 2004, there was $0.4 million of cash pledged to collateralize letters of credit and other obligations (2003: $1.8 million).

13 Amounts owed to banks

Amounts owed to banks relates to bank overdrafts.

14 Trade accounts and other accounts payable

(in US $ millions)	2004	2003
Trade payables	**$663.0**	$544.2
Income taxes payable	**23.6**	26.0
Other taxes payable	**20.7**	17.4
Accrued payroll taxes & social security	**13.8**	8.7
Pension liabilities	**7.0**	5.6
Other payables	**43.5**	40.7
Accruals	**94.3**	69.0
Total	**$865.9**	$711.6

Included in the above are amounts of $14.7 million relating to items payable after more than one year (2003: $12.3 million).

15 Long-term debt

	Carrying value (US $ millions)		Due after 5 years (US $ millions)		Average interest rates		Average term in years	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Bank loans	**$413.3**	$456.2	**$ -**	$ -	**4.6%**	5.3%	**4.5**	1.5
Other loans	**2.9**	3.4	**0.1**	0.1	**5.2%**	5.2%	**2.0**	3.2
Current portion	**(2.3)**	(2.4)	**-**	-				
Total	**$413.9**	$457.2	**$0.1**	$0.1				
Weighted average					**4.6%**	5.3%	**4.1**	1.5

Movements in long-term debt were as follows:

(in US $ millions)	**2004**	2003
Balance at January 1,	**$457.2**	$403.1
Movements:		
New loans	**345.4**	240.1
Repayments	**(409.3)**	(226.1)
Movement in current portion of long-term debt	**(0.2)**	(0.2)
Exchange differences	**20.8**	40.3
Balance at December 31,	**$413.9**	$457.2

On June 28, 2004, Univar replaced its €750 million syndicated credit facility with a €700 million syndicated credit facility that expires on June 28, 2009. The new facility provides for floating rate loans of various maturities and currencies. The new facility consists of two tranches: Tranche A (€150 million) matures on June 29, 2005, and Tranche B (€550 million) matures on June 26, 2009. Upon the maturity of Tranche A, the company has the right to request an extension of 364 days. At December 31, 2004, there were no amounts outstanding under Tranche A.

The following were the advances outstanding under Tranche B of this facility:

	2004	2003
US dollar ($)	**150.0**	150.0
Euro (€)	**65.0**	85.0
British pound (GBP)	**90.0**	90.0
Canadian dollar (CAD)	**-**	50.0

The financial covenants, as defined in this facility, are:

- The ratio of net debt (which includes long-term debt, amounts owed to banks, current portion of long-term debt, less cash and cash equivalents) to EBITDA at December 31, 2004, and at each subsequent semi-annual reporting date up to and including June 30, 2008, must not exceed 3.25 : 1. For each reporting date thereafter, the ratio must not exceed 3.0 : 1. At year-end 2004, the ratio was 2.2 : 1.
- The ratio of EBITDA to interest expense must not be less than 4.0 : 1. At year-end 2004, the ratio was 7.3 : 1.

Certain restrictions apply to this facility. These restrictions include provisions which provide that borrowings under the facility may only be used for the financing of certain acquisitions, for working capital and for general corporate purposes, that the net proceeds from certain disposals and capital markets issues must be used as mandatory prepayments, that create a negative pledge prohibiting the creation of certain security interests, and that restrict the incurring of financial indebtedness. A number of major subsidiaries have provided cross guarantees regarding compliance with the commitments under the terms of this credit facility. In addition, the facility mandates that Univar implement a hedging program consistent with its risk management policies.

Breakdown of all loans by currency:

(in millions)	Local Currency		US Dollars	
	2004	2003	**2004**	2003
US dollar ($)	**150.6**	150.9	**$150.6**	$150.9
Euro (€)	**65.0**	85.0	**88.8**	106.9
British pound (GBP)	**90.0**	90.0	**174.5**	160.7
Canadian dollar (CAD)	-	50.0	-	38.7
			$413.9	$457.2

Based on interest rate swap contracts, and the applicable credit margins, the effective interest rate for the long-term loans at December 31, 2004, was 4.6% (2003: 5.0%).

16 Financial instruments not recognized on the balance sheet

The market value of forward exchange contracts reflects the unrealized result of revaluing the contracts at foreign-exchange rates prevailing at the balance sheet date.

The market value of interest rate swaps and forward currency purchase contracts is estimated on the basis of mark-to-market statements provided at the end of the fiscal year by the banks concerned.

The table below shows the market value and the notional value of the financial instruments not recognized on the balance sheet at December 31, 2004 and 2003.

(in US $ millions)	Market value		Notional value*	
	2004	2003	**2004**	2003
Cross-currency swaps	**$ -**	$ -	**$ 6.9**	$ 26.4
Interest rate swaps (from floating to fixed)	**(2.8)**	(5.9)	**373.3**	339.2
Currency purchase contracts	**(0.7)**	(0.5)	**31.5**	20.2
Total	**$(3.5)**	$(6.4)	**$411.7**	$385.8

* The notional value represents the principal value underlying position and provides no information on the cost or market value of the instrument.

Breakdown of interest rate swap contracts by currency:

	Principal amount (US $ millions)		Weighted-average fixed swap interest rate		Weighted-average term in years	
	2004	2003	**2004**	2003	**2004**	2003
US dollar ($)	**110.0**	135.0	**3.86%**	4.38%	**0.5**	1.0
Euro (€)	**88.8**	4.8	**3.19%**	4.75%	**2.6**	-
British pound (GBP)	**174.5**	160.7	**4.76%**	4.76%	**1.4**	1.5
Canadian dollar (CAD)	-	38.7	-	5.25%	-	0.1

17 Provisions

Movements in this item were as follows:

(in US $ millions)	Pensions	Post-retirement other than pensions	Other pension plans	Deferred taxes	Environ-mental	Other	**Total**
Balance at January 1, 2004	$98.0	$31.4	$7.6	$68.3	$70.9	$17.1	**$293.3**
Movements:							
Additions	33.4	5.3	0.7	3.0	11.6	5.5	**59.5**
Curtailment gain	(3.5)	-	-	-	-	-	**(3.5)**
Withdrawals/other	-	-	(0.2)	(9.3)	1.6	(5.5)	**(13.4)**
Payments	(36.1)	(1.3)	(0.8)	-	(15.1)	(4.5)	**(57.8)**
Exchange differences	3.1	-	0.6	1.1	1.6	0.1	**6.5**
Balance at December 31, 2004	$94.9	$35.4	$7.9	$63.1	$70.6	$12.7	**$284.6**

The provisions are primarily of a long-term nature. To conform to current year's presentation, $1.5 million in 2003 was reclassified from other provisions to environmental provisions.

18 Employee benefits

(in US $ millions)	**2004**	2003
Present value of unfunded obligations	**$ 94.0**	$ 85.4
Present value of funded obligations	**613.2**	537.4
Fair value of plan assets	**(421.0)**	(353.7)
Present value of net obligations	**$286.2**	$269.1
Unrecognized actuarial results	**(155.9)**	(139.7)
Recognized liability for defined benefit obligations	**$130.3**	$129.4
Liability for long-service leave	**-**	-

Liability for defined benefit obligations
Univar makes contributions to eleven company-sponsored defined benefit plans that provide pension benefits for employees upon retirement.

Movements in the net liability recognized in the balance sheet

(in US $ millions)	**2004**	2003
Net liability at January 1,	**$129.4**	$113.1
Contributions paid	**(37.4)**	(27.0)
Expense recognized in the income statement	**35.2**	38.6
Exchange difference	**3.1**	4.7
Net liability at December 31,	**$130.3**	$129.4

Expense recognized in the income statement	**2004**	2003
Current service costs	**$ 24.3**	$ 22.1
Interest on obligation	**36.3**	31.5
Changes due to settlement/curtailment	**(3.5)**	-
Recognized actuarial gains/losses	**6.6**	6.3
Expected return on plan assets and other	**(28.5)**	(21.3)
Total	**$ 35.2**	$ 38.6

The expense is recognized as part of personnel costs for both 2004 and 2003.

Actual return on plan assets was $29.4 million for 2004 (2003: $56.8 million).

Liability for defined benefit obligations Principal actuarial assumptions for the year ended December 31, (expressed as weighted averages)	**2004**	2003
Discount rate at December 31,	**5.6%**	5.9%
Expected return on plan assets at January 1,	**7.9%**	7.9%
Future salary increases	**4.6%**	4.6%
Future pension increases	**2.4%**	2.4%

For measurement purposes, a 12% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2004. In 2005, the rate is assumed to be 12%. The expected weighted average remaining working lives of the employees participating in the defined benefit plans for 2004 is 12.6 years (2003: 13.2 years).

19 Stockholders' equity

A breakdown of stockholders' equity is included in the notes to the financial statements of Univar N.V. Refer to Note 24 in the financial statements of Univar N.V.

20 Segment information / Breakdown by geography

(in US $ millions)

	2004					2003				
	US	**Canada**	**Europe**	**Other**	**Total**	US	Canada	Europe	Other	Total
Income statement										
Net sales	$ 2,545.9	$ 830.3	$ 1,850.2	$ 57.8	**$ 5,284.2**	$ 2,290.9	$ 737.7	$ 1,622.8	$ 66.0	$ 4,717.4
Depreciation & amortization	$ 30.1	$ 4.4	$ 24.3	$ 0.6	**$ 59.4**	$ 34.1	$ 3.9	$ 26.0	$ 0.3	$ 64.3
Group operating income	$ 59.2	$ 53.1	$ 34.6	$ (10.3)	**$ 136.6**	$ 39.3	$ 42.9	$ 23.7	$ (7.1)	$ 98.8
Balance sheet										
Intangible fixed assets	$ 178.7	$ 5.7	$ 133.2	$ -	**$ 317.6**	$ 189.9	$ 5.6	$ 130.1	$ -	$ 325.6
Tangible fixed assets	275.6	71.8	122.2	1.6	**471.2**	277.6	67.2	118.8	2.6	466.2
Other assets	656.9	248.4	727.1	20.8	**1,653.2**	553.0	202.4	639.2	6.3	1,400.9
Total assets	$ 1,111.2	$ 325.9	$ 982.5	$ 22.4	**$ 2,442.0**	$ 1,020.5	$ 275.2	$ 888.1	$ 8.9	$ 2,192.7
Liabilities	$ 893.7	$ 159.2	$ 829.3	$ (246.3)	**$ 1,635.9**	$ 849.3	$ 155.7	$ 740.0	$ (261.2)	$ 1,483.8
Total investments fixed assets	$ 20.0	$ 4.0	$ 14.3	$ 0.3	**$ 38.6**	$ 13.2	$ 4.9	$ 22.8	$ 1.2	$ 42.1
Average number of employees	3,349	757	2,524	75	**6,705**	3,447	746	2,575	40	6,808

21 Off-balance sheet commitments

The company had no investment commitments at the end of 2004 (2003: $0.0). Lease expense for 2004 was $30.7 million (2003: $29.9 million). Rental and lease commitments at the end of 2004, relating mainly to land and buildings, amounted to $178.0 million (2003: $156.3 million).

Breakdown of annual rental and lease commitments (in US $ millions):

2005	$50.8
2006	$39.0
2007	$27.1
2008	$13.8
2009	$ 9.6
After 2010	$37.7

The company leases certain property and equipment under various operating lease arrangements. Most of the property leases provide that the company pay taxes, insurance and maintenance applicable to the leased premises. As leases for existing locations expire, the company expects to renew the leases or substitute another location and lease.

The majority of the company's fleet and some equipment are leased through operating leases. Lease terms vary but certain leases are non-cancelable for the first 12-month term and then are month-to-month leases, cancelable at the company's option or by the lessor. Certain leases include residual value guarantees on vehicles and equipment, which historically have not resulted in significant net payments to the lessors. There are no net payments reflected in the future minimum lease obligation as the leases are cancelable and there are no expected net payments due under the guarantees.

22 Contingent liabilities

Guarantees and security provided on behalf of equity participations and third parties amounted to $1.4 million at December 31, 2004 (2003: $0.5 million). In addition, Univar provides bank guarantees and standby letters of credit to various institutions to support tax, pension, insurance and environmental obligations. At December 31, 2004, the total amount of these guarantees and letters of credit was $73.7 million, issued through a combination of facilities granted directly by the parent, Univar N.V.; to local subsidiaries and guaranteed by the parent; and to local subsidiaries with no parent guarantee.

Univar was split off from Vopak at the end of June 2002 by means of a legal split-off (juridische splitsing) under Dutch law. Effective as of the split-off, Univar and Vopak became independent publicly-traded companies. Pursuant to section 2:334t of the Dutch Civil Code, Univar is liable on a joint and several basis for certain Vopak obligations. This liability applies to obligations arising under contract as well as to obligations arising under statute (e.g. tax liabilities, environmental liabilities and other tortious liabilities). Any such liability is a contingent liability. Furthermore, if an obligation of Vopak under Dutch law qualifies as an obligation which can be split (deelbare verbintenis), Univar's contingent liability will be limited to the value of the assets and liabilities it acquired in the split-off. If the obligation cannot be split (ondeelbare verbintenis), Univar is contingently liable for the entire obligation. A number of Vopak creditors entered into release agreements releasing Univar from any obligations of Vopak to the creditor for which Univar would be liable pursuant to section 2:334t. Vopak and Univar entered into an indemnity agreement whereby both parties indemnify the other party from liabilities arising from the activities of the indemnifying party.

In the ordinary course of its business, Univar is subject to claims from time to time. The liabilities for injuries to persons or property are typically covered by liability insurance, and the deductible and self-insured portions of these liabilities, where applicable, have been accrued in the consolidated financial statements. Univar is not aware of any litigation or arbitration proceedings that are likely to have a material adverse effect on its financial position, nor is Univar aware of any such proceedings that are pending or threatened.

As part of its 1986 purchase of McKesson Chemical Company from McKesson Corporation ("McKesson"), Univar USA Inc. agreed to indemnify McKesson for assumed liabilities ("Indemnification Agreement"). Pursuant to the Indemnification Agreement, Univar USA Inc. is defending approximately 67 lawsuits filed in the State of Mississippi with approximately 17,772 plaintiffs alleging personal injury resulting from exposure to asbestos. The first lawsuit was tendered to Univar USA Inc. in early 2002, with the vast majority of the claims filed in the latter part of 2002, apparently in anticipation of the effective date of tort reform legislation. Forty-nine of these lawsuits with 16,598 plaintiffs were filed before 2004 and 18 lawsuits with 1,174 plaintiffs were filed in 2004. For a number of reasons, including the fact the Mississippi courts have issued rulings which provide a basis for the dismissal of a large number of the claims, Univar USA Inc. expects large numbers of the Mississippi claims to be dismissed or otherwise resolved with minimal payments. Univar USA Inc. is also defending approximately 12 lawsuits with approximately 12 plaintiffs filed in the states of California, Illinois, Missouri and Washington. One of these lawsuits was filed before 2004 and 11 of the lawsuits were filed in 2004. Univar USA Inc. has accrued its estimated legal defense costs for the asbestos-related lawsuits. Subsequent to December 31, 2004, two lawsuits and approximately 2,700 Mississippi claims were dismissed without payment and McKesson tendered 77 lawsuits with 77 plaintiffs filed in other states, of which Univar rejected the tender of 37 lawsuits with 37 plaintiffs.

Environmental obligations

Approximately 96 sites of Univar are currently undergoing remediation efforts or are in the process of active review of the need for potential remedial efforts. Some of these efforts are being conducted pursuant to governmental proceedings or investigations, while Univar, with appropriate state or federal agency oversight and approval, is conducting others voluntarily.

At December 31, 2004 and 2003, accruals for environmental liabilities totaled $70.6 million and $70.9 million, respectively. Cash expenditures during 2004 and 2003 for remedial, monitoring and investigatory activities were $15.1 million and $10.3 million, respectively. The level of annual expenditures will increase or decrease in the future as major components of planned remediation activities are completed. Univar's accrual for its environmental liabilities is an estimate which is affected by matters such as information resulting from investigatory studies; information concerning the extent of required cleanup obtained during remediation; the interpretation, application and enforcement of laws and regulations; changes in the costs of remediation programs; the development of alternative cleanup technologies and methods; the uncertainty concerning recovery of such costs from third parties which may be jointly liable; and the relative level of Univar's involvement at various sites at which the company is allegedly associated. Univar periodically reviews the status of all existing or potential environmental liabilities and adjusts its accruals based on all available, relevant information.

Univar is subject to environmental liabilities for contamination of sites never occupied by Univar ("non-owned sites"). From time to time, Univar or related entities are contacted by various governmental agencies and private parties regarding potential liability for a share of the cost of clean-up of non-owned sites. These non-owned sites are typically locations of independent waste disposal or recycling operations with alleged or confirmed contaminated soil and/or groundwater to which Univar may have shipped waste products. The company believes there are approximately 16 sites for which the company may be liable for a share of the cost of clean up. Univar's estimate of the probable liability for the remediation of non-owned sites is $1.8 million, and is included in the environmental accrual. Possible costs for these sites could range up to $5.0 million.

Although the company believes adequate accruals have been provided for environmental contingencies, it is possible, due to the uncertainties noted above, that additional accruals could be required in the future that could have a material effect on the results of operations in a particular period.

Univar N.V. Information

Financial instruments

General

Exposure to credit, interest rate and currency risk arises in the normal course of business activities. Univar makes use of various financial instruments in accordance with a financial policy approved by the management. Derivative financial instruments are used to reduce exposure to fluctuations in foreign exchange rates and interest rates. While these are subject to the risk of market rates changing subsequent to acquisition, such changes are generally offset by opposite effects on the items being hedged.

Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requesting credit above a certain level. Univar does not require collateral with respect to financial assets.

Investments, if any, are only in liquid securities and only with counterparties that have a credit rating equal to or better than the company's. Transactions involving derivative financial instruments are with counterparties with whom Univar has a signed netting agreement and whom have high credit ratings. Given their high credit ratings, management does not expect any counterparty to fail to meet its obligations.

At the balance sheet date, there were no significant concentrations of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, on the balance sheet.

Interest rate risk

Under the terms of the €700 million credit facility, Univar is required to implement and maintain the directives of its hedging policy, as it may be defined from time to time. Under the terms of the company's hedging policy as of December 31, 2004, the company is required to maintain a certain portion of its debt in fixed-rate instruments, or to maintain floating-for-fixed interest rate swap agreements. In accordance with this policy, the company had outstanding floating-for-fixed interest rate swaps amounting to $373.3 million. These swaps were denominated in US dollars, euros and British pounds, and mature over the next three years. Swap rates range from 2.1% to 5.84%.

Currency risk

Univar may be adversely affected by foreign-exchange rate fluctuations. Due to the multinational nature of its business, substantial portions of Univar's revenues and expenses are denominated in currencies other than the US dollar, the currency in which its financial statements are expressed. Fluctuations in exchange rates between such currencies and the US dollar could significantly affect Univar's reported results from year to year.

In addition, there are certain situations where Univar incurs costs in currencies other than those in which revenues are earned; however, because of the nature of Univar's business, these exposures are typically of short duration and not material to the overall results of the company. In any event, such transactions are routinely hedged.

In accordance with Univar's current policy, all net transaction positions are routinely hedged against currency risks by using foreign-exchange forward contracts. The company has not used derivative instruments to hedge the translation risk related to equity, intercompany loans of a permanent nature, or earnings of foreign subsidiaries.

Financial instruments recognized on the balance sheet
The financial instruments recognized under assets and liabilities include cash and cash equivalents, current and long-term receivables, payables and debts. The estimated *market value of these* instruments at December 31, 2004, approximates their book value.

Financial Statements

Company's income statement for the years ended December 31,

The company's income statement has been prepared in accordance with section 2:402 of the Dutch Civil Code.

(in US $ millions)	2004	2003
Income from group companies after income taxes	**68.7**	20.1
Other income/(expense) after income taxes	**(1.1)**	24.3
Net income	**67.6**	44.4
Dividend on cumulative financing preference shares	**2.4**	2.2
Net income available to common shareholders	**65.2**	42.2

Company's balance sheet at December 31,
(before proposed distribution of net income to holders of common shares)

(in US $ millions)	Note	2004	2003
Financial fixed assets	23	**962.4**	852.2
Tangible fixed assets		**0.5**	-
Total fixed assets		**962.9**	852.2
Other receivables		**11.2**	15.0
Total current assets		**11.2**	15.0
Dividend on cumulative financing preference shares		**2.7**	2.4
Other current liabilities		**15.5**	6.1
Total current liabilities		**18.2**	8.5
Current assets less current liabilities		**(7.0)**	6.5
Total assets less current liabilities		**955.9**	858.7
Long-term debt		**150.0**	150.0
Share capital		**58.2**	53.6
Share premium		**575.6**	572.1
Currency translation reserve		**52.3**	22.8
Undistributed earnings		**119.8**	60.2
Stockholders' equity	24	**805.9**	708.7
Total		**955.9**	858.7

Notes to the financial statements

All amounts are in US dollars, unless stated otherwise.

On December 29, 2004, Univar N.V., Univar Worldwide B.V. and Univar UK B.V. were merged into a single corporate entity, Univar N.V. From a commercial and fiscal perspective, the merger was given retroactive effect to January 1, 2004. The merger was made primarily to ease the administrative burden of having previously maintained and accounted for three separate holding company structures. The separate financial accounts of each company were consolidated into a single corporate entity, Univar N.V. The three previously existing companies represented the members of the dollar-denominated fiscal group. Following the merger, Univar N.V. represents the resulting dollar-denominated fiscal entity.

Accounting policies
Group companies are carried at net asset value.

Term and interest rate information of long-term debt is included under Long-term debt, note 15 to the consolidated financial statements. The average interest rate on group loans is 2.6%.

The other accounting policies are the same as those used for the consolidated financial statements.

23 Financial fixed assets

(in US $ millions)	Group companies	Loans to group companies	**Total**
Balance at January 1, 2004	$ 18.1	$834.1	**$852.2**
Movements:			
Merger of entities	136.1	22.1	**158.2**
Transfer of loans to group company	103.6	(221.3)	**(117.7)**
Investments, including acquisitions and advances	-	19.6	**19.6**
Disposals, repayments	-	(56.9)	**(56.9)**
Exchange differences	27.1	11.2	**38.3**
Net income	68.7	-	**68.7**
Balance at December 31, 2004	**$353.6**	**$608.8**	**$962.4**

In accordance with section 2:379, Book 2, of the Dutch Civil Code, a list of the principal group companies has been filed with the company Registry in Rotterdam for inspection. The list also includes the information required under section 2:414 of the Dutch Civil Code.

24 Stockholders' equity

As of December 31, 2004, the company's authorized share capital was €120 million, divided into 40,000,000 common shares, 20,000,000 cumulative financing preference shares ("Finpref") and 60,000,000 cumulative preference shares, all at €1.00 par value. At an extraordinary general meeting of the company ("EGM") held on December 15, 2004, the shareholders approved and resolved to (i) redeem all issued and outstanding cumulative financing preference shares series 1 and series 2 and (ii) to amend the Articles of Association of the company. The amendments to the Articles of Association of the company include a reduction of the authorized share capital of the company to €64 million, divided into 32,000,000 common shares and 32,000,000 cumulative preference shares, all at €1.00 par value, and a cancellation of the cumulative financing preference shares as a class of authorized capital. The deed of the amendment of the Articles of Association of the company was executed on February 23, 2005, and the cumulative financing shares series 1 and series 2 were redeemed with payment on February 28, 2005.

The issued share capital at December 31, 2004, consisted of 29,963,987 common shares, of which 713,915 common shares and one sub-share were included as treasury shares to account for the current option plan, and 12,700,000 cumulative financing preference shares. The treasury shares are held to support the employee stock option program. At December 31, 2004, there were 60,415 treasury shares in excess of option rights outstanding. The issued share capital with respect to common and cumulative financing preference shares has been converted to US dollars at the exchange rate prevailing at the balance sheet date, €/$1.3655 as of December 31, 2004 (€/$1.258 as of December 31, 2003).

At incorporation, 90,000 common shares with a par value of €0.50 were issued and subsequently converted into 45,000 common shares with a par value of €1.00 of a special class. These shares were cancelled on October 9, 2002.

Each year, a dividend is distributed to the holders of depositary receipts for cumulative financing preference shares. The dividend on the cumulative financing preference shares was fixed for 2003 and 2004 at 6.74%. The dividend percentage for the Univar Finpref Shares series 1 and series 2 was reset at 5.14% for the first time on January 1, 2005. This reset was based on the average effective 5-year euro-denominated swap rate, calculated over the five days preceding the reset date, as published on Reuters Telerate page 42281 (or a page replacing this), in the column "mean" at 11 hours Brussels time, increased by 2.0%, as determined by the Executive Board upon approval of the Supervisory Board.

After the split-off became effective, Univar acquired 867,572 common shares from Stichting Parkeeraandelen Vopak. This transaction was under title of purchase and sale subject to delivery taking place on the suspensive condition of the adoption of the financial statements of Univar, from which sufficient freely distributable reserves are available to allow for such *acquisition. In September 2003, Univar purchased* 102,971 common shares at an average price of €9.61 on the open market. During 2004, Univar sold 256,628 of the common shares at an average price of €12.26 on the open market. The shares were sold upon the exercise of employee stock options.

Movements in stockholders' equity were as follows:

(in US $ millions)	Common shares	Cumulative financing preference shares	Share premium	Currency translation reserve	Undistributed earnings	**Total stock-holders' equity**
Balance at January 1, 2003	$31.5	$13.3	$573.2	$(7.0)	$ 24.2	**$635.2**
Movements:						
Addition from income	-	-	-	-	44.4	**44.4**
Translation differences on the net investment in foreign group companies	-	-	-	38.9	-	**38.9**
Income for the year	-	-	-	38.9	44.4	**83.3**
Treasury shares	-	-	(1.1)	-	-	**(1.1)**
Currency translation difference	6.2	2.6	-	(8.8)	-	**-**
Preferred dividend	-	-	-	(0.2)	(2.2)	**(2.4)**
Common dividend	-	-	-	(0.1)	(6.2)	**(6.3)**
Balance at January 1, 2004	$37.7	$15.9	$572.1	$22.8	$ 60.2	**$708.7**
Movements:						
Addition from income	-	-	-	-	67.6	**67.6**
Translation differences on the net investment in foreign group companies	-	-	-	33.9	-	**33.9**
Income for the year	-	-	-	33.9	67.6	**101.5**
Treasury shares	-	-	4.2	-	-	**4.2**
Deferred tax adjustment	-	-	-	-	4.9	**4.9**
Tax on treasury shares	-	-	(0.7)	-	-	**(0.7)**
Currency translation difference	3.2	1.4	-	(4.6)	-	**-**
Preferred dividend	-	-	-	(0.2)	(2.4)	**(2.6)**
Common dividend	-	-	-	0.4	(10.5)	**(10.1)**
Balance at December 31, 2004	$40.9	$17.3	$575.6	$52.3	$119.8	**$805.9**

Under the Articles of Association of Univar, holders of cumulative financing preference shares are entitled to the paid-in share premium *amounting to €16.1 million ($22.0 million) at December 31, 2004.*

The currency translation reserve is a legal non-distributable reserve. No revaluation of assets has been included.

25 Option rights

Due to the split-off from Vopak, the exercise prices of certain options granted in previous years were adjusted as follows:

Term	Year of options	Original exercise price in €	Recalculated exercise price in € Univar	Vopak
until Mar 1, 2005	2000	24.70	12.46	18.45
until Nov 10, 2006	2001	16.73	8.44	12.49

The company has awarded options to certain company executives based on their position and responsibilities pursuant to an option plan adopted each year. The company hedges options granted by maintaining an approximately equivalent number of treasury shares. The options have a term of five or seven years from the year of grant. The option holder can exercise the rights during certain exercise periods, subject to observance of appropriate rules.

Some employees hold options granted by Vopak in 2000 and 2001. Due to the split-off from Vopak, each option holder exercising these options is entitled to one-half a Univar share for every one Vopak share. Exercising the right to both shares must take place simultaneously.

The conditional employee stock options can be exercised three years after being granted subject to certain vesting and employment requirements. Under the conditional options granted in 2003 and 2004, the company's share price at exercise must be at least twice the price at the time the options were granted.

Breakdown of option rights granted:

Term	Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, 2004	2003
Conditional options					
until Mar 1, 2005	2000	428,500	12.46	**64,500**	327,000
until Nov 10, 2006	2001	20,000	8.44	**20,000**	20,000
until May 22, 2010	2003	292,000	7.60	**282,000**	282,000
until May 24, 2011	2004	287,000	13.95	**287,000**	-
Total		**1,027,500**		**653,500**	629,000

The number of conditional options expiring or forfeited in 2004 was 5,872. In 2004, 256,628 options were exercised.

Breakdown of option rights granted to Gary Pruitt:

Term	Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, 2004	2003
Conditional options					
until Mar 1, 2005	2000	4,000	12.46	**4,000**	4,000
until Nov 10, 2006	2001	20,000	8.44	**20,000**	20,000
until May 22, 2010	2003	70,000	7.60	**70,000**	70,000
until May 24, 2011	2004	70,000	13.95	**70,000**	-
Total		**164,000**		**164,000**	94,000

In 2004, Mr. Pruitt exercised 0 options.

Breakdown of option rights granted to Jan Holsboer:

Term	Year of options	Options granted	Exercise price in €	Outstanding rights at December 31, 2004	2003
Conditional options					
until May 22, 2010	2003	**7,000**	7.60	**7,000**	7,000
until May 24, 2011	2004	**7,000**	13.95	**7,000**	-
Total		**14,000**		**14,000**	7,000

In 2004, Mr. Holsboer exercised 0 options.

26 Remuneration of Executive and Supervisory Directors

The 2004 total remuneration paid to current and former Executive Directors amounted to $1.9 million (2003: $1.6 million) as follows:

(in US $ thousands)	Salaries	Bonus	Pensions	Allowance	**Total 2004**	Total 2003
G. E. Pruitt	808.1	633.4	193.9	-	**1,635.4**	1,468.5
J. H. Holsboer*	124.2	98.4	19.4	1.8	**243.8**	147.7
Total	**932.3**	**731.8**	**213.3**	**1.8**	**1,879.2**	1,616.2

* Mr. Holsboer was elected by the Annual General Meeting on April 25, 2003.

The members of the Executive Board are entitled to variable compensation consisting of an annual performance bonus and may receive stock options. The formula used to calculate the annual performance bonus was pre-determined by the Supervisory Board and was selected as a measurable indicator of performance that is influenced by the management of the company. The Supervisory Board may adjust the bonus payout up or down, but not to exceed the maximum amount, to assure the payout reflects each Executive Board member's personal performance and non-financial objectives achieved. For 2004, the anticipated bonus is $0.7 million.

There were 77,000 option rights granted to Executive Board members in 2004.

No loans, advances or guarantees have been issued to members of the Executive Board.

The total remuneration of the members of the Supervisory Board consists of a fixed annual salary. The Board members receive no bonuses or options.

The total 2004 remuneration paid to the Supervisory Board was as follows:

(in US $ thousands)	Remuneration
H. de Ruiter (Chairman) *	$ 17.8
P. H. Vogtländer (Chairman) *	39.2
M. van der Vorm (Vice Chairman)	34.1
Y. Bobillier	34.1
G. J. Sharman	34.1
Total	**$159.3**

*On May 6, 2004, Mr. de Ruiter resigned and Mr. Vogtländer became Chairman and Mr. van der Vorm became Vice Chairman.

For 2004, the total remuneration paid to Supervisory Board members was $0.2 million (2003: $0.2 million).

At December 31, 2004, Executive and Supervisory Board members held no shares. In addition, Supervisory Board members held no options at December 31, 2004, or at December 31, 2003. No loans, advances or guarantees have been issued to members of the Supervisory Board.

27 Off-balance sheet commitments

The €700 million credit facility was originally cross-guaranteed by Univar N.V., Univar Worldwide B.V., Univar Inc., Univar USA Inc., Univar Europe Holdings B.V. and Univar UK Ltd. As of December 29, 2004, Univar Worldwide B.V. was merged into Univar N.V. At December 31, 2004, there was $413.3 million outstanding under this facility.

Guarantees and security provided by Univar N.V. on behalf of equity participations and third parties amounted to $1.4 million at December 31, 2004 (2003: $0.5 million). In addition, Univar provides bank guarantees and standby letters of credit to various institutions to support tax, pension, insurance and environmental obligations, under facilities either granted directly to or guaranteed by Univar N.V. At December 31, 2004, there were $54.1 million outstanding under these arrangements.

Univar N.V. also provides parent guarantees for credit facilities granted to its subsidiaries, amounting to $100.1 million. At December 31, 2004, there was $36.6 million outstanding under these credit facilities. Univar N.V. has also assumed the liability for all the debts arising from legal transactions of one of its subsidiaries. This guarantee is valid until December 31, 2005.

Univar N.V. participates in and guarantees overdraft and cash pooling arrangements involving other related companies in the Netherlands. In this context, Univar has extended guarantees totaling €40 million to banks in the Netherlands.

Univar was split off from Vopak at the end of June 2002 by means of a legal split-off (juridische splitsing) under Dutch law. Effective at the split-off, Univar and Vopak became independent publicly-traded companies. Pursuant to section 2:334t of the Dutch Civil Code, Univar is liable on a joint and several basis for certain Vopak obligations. This liability applies to obligations arising under contract as well as to obligations arising under statute (tax liabilities, environmental liabilities and other tortious liabilities for example). Any such liability is a contingent liability. Furthermore, if an obligation of Vopak under Dutch law qualifies as an obligation which can be split (deelbare verbintenis), Univar's contingent liability will be limited to the value of the assets and liabilities it acquired in the split-off. If the obligation cannot be split (ondeelbare verbintenis), Univar is contingently liable with Vopak for the entire obligation.

Rotterdam, March 16, 2005

The Executive Board
G. E. Pruitt, Chairman
J. H. Holsboer

The Supervisory Board
P. H. Vogtländer, Chairman
M. van der Vorm, Vice Chairman
Y. Bobillier
G. J. Sharman

Other Information

Auditors' report

Introduction
We have audited the financial statements of Univar N.V. in Rotterdam for the year 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope
We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion
In our opinion, the financial statements give a true and fair view of the financial position of the Company at December 31, 2004, and of the results for the year then ended in accordance with accounting principles generally accepted in the Netherlands, and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code.

Rotterdam, March 16, 2005

Ernst & Young Accountants

Articles of Association provisions governing the distribution of net income

Article 27 (paragraphs 4 and 5) of the Articles of Association of Univar N.V.:

4. Such amounts of the profit remaining after the application of the preceding paragraphs will be reserved as the Executive Board determines subject to the approval of the Supervisory Board. Insofar as such profit is not reserved by the application of the preceding sentence, it is at the free disposal of the General Meeting, on the understanding that no further dividends will be paid out on the preference shares.

5. Dividends become payable within four weeks of the date of being determined, unless the General Meeting appoints some other date therefore following a proposal of the Executive Board.

Proposed distribution of net income

The dividend on cumulative financing preference shares amounts to €1.9 million. It will be proposed at the Annual General Meeting that a cash dividend will be distributed of €11.9 million ($16.3 million, based on the December 31, 2004, exchange rate) representing €0.41 ($0.56 based on the December 31, 2004, exchange rate) per depository receipt of common share of €1.00 par value. It will also be proposed to add the remaining profit after dividend distribution to the other reserves.

Provided that the Annual General Meeting approves the income statement, balance sheet, dividend and distribution proposal, the total distribution will be made payable on May 18, 2005.

Stichting Univar ("Univar Foundation")

The objective of the Univar Foundation, established in Rotterdam, is to further the interests of Univar N.V. ("the company") and of the enterprise maintained by it and its group companies in such a way that the interests of the company, of this enterprise and of all those concerned therewith are safeguarded in the best possible manner. Also, to resist to the maximum extent possible influences which may harm the independence and/or continuity and/or identity of the company and this enterprise to the detriment of these interests, and to do anything which is related to the foregoing or may be conducive thereto.

During 2004, Mr. Oort resigned from the Univar Foundation Board, having attained the mandatory retirement age. As Mr. de Ruiter retired from the Supervisory Board of the company, he resigned from the Univar Foundation Board as required by the Articles of Association of the Univar Foundation. Mr. Lindenbergh was elected to the Univar Foundation Board to replace Mr. Oort and Mr. Vogtländer was appointed to replace Mr. de Ruiter.

The Board of Directors of the Univar Foundation consists of the following members:
Mr. W. E. de Vin, Chairman
Mr. J. H. M. Lindenbergh
Mr. R. E. Selman
Mr. A. P. Timmermans
Mr. P.H. Vogtländer

The company and the Univar Foundation entered into a Preference Share Call Option Agreement for the company's cumulative preference shares. Under this agreement, the Univar Foundation will have the right to call for the issue of cumulative preference shares issued by the company, with a nominal value of €1.00 per share. The subscription of cumulative preference shares will take place at par, against payment of 25% of the nominal value, up to a maximum number of 100% of the share capital issued and outstanding in the form of the company's common and cumulative financing preference shares at the time the option is exercised, less the par value of one common share. The Univar Foundation entered into a Standby Facility Agreement to provide a source of funds to pay for the cumulative preference shares. The issuance of the cumulative preference shares could delay or deter proposals to acquire the company, or other transactions that might result in a change of control.

The Univar Foundation is authorized to exercise the option if in its judgment this is desired to achieve its objectives.

Rotterdam, March 16, 2005

Statement of independence

The Executive Board of Univar N.V. and the Univar Foundation Board hereby declare that, in their joint opinion, the requirements of Appendix X of the Listing Regulations of the Euronext N.V. Amsterdam have been satisfied with respect to the independence of the directors of the Univar Foundation Board.

Rotterdam, March 16, 2005

Stichting Administratiekantoor Financieringspreferente Aandelen Univar ("Stichting AK")

Stichting AK was established in Rotterdam on June 29, 2002, in connection with the split-off of Stichting Administratiekantoor Financieringspreferente Aandelen Vopak. As of December 31, 2004, Stichting AK was the holder of 12,700,000 registered cumulative financing preference shares series 1 and series 2 with a nominal value of €1.00 each. Depositary receipts were issued against these cumulative financing preference shares for an equal nominal amount. At an extraordinary general meeting of Univar N.V. ("EGM") held on December 15, 2004, the shareholders approved the redemption of the issued cumulative financing preference shares series 1 and series 2 and the cancellation of the cumulative financing preference shares as a class of authorized capital stock. The cumulative financing preference shares series 1 and series 2 were redeemed with payment on February 28, 2005.

During 2004, Mr. Tammes' four-year term ended and he was re-elected to the Board of Directors of Stichting AK.

The Board of Directors of Stichting AK consists of the following members:
Mr. G. J. Tammes, Chairman
Mr. H. J. Baeten
Mr. H. de Ruiter
Mr. G. E. Pruitt
Mr. L. P. E. M. van den Boom

Rotterdam, March 16, 2005

Information on the Executive Board members

G.E. Pruitt (Chairman)

Nationality	:	American
Year of birth	:	1950
Previous important positions held	:	Chairman of the Executive Board, Koninklijke Vopak N.V. Member of the Executive Board, Koninklijke Vopak N.V. Chief Financial Officer, Vopak North America Inc.
Supervisory Board Memberships	:	none
Number of Univar shares held	:	none
Appointed	:	April 24, 2002

J.H. Holsboer (member)

Nationality	:	Dutch
Year of birth	:	1946
Previous important positions held	:	Member Executive Board, ING Chairman Executive Committee, Financial Services International of ING Supervisory Board, WUH Bank Supervisory Board, BBL Bank Supervisory Board, ING Lease Supervisory Board, NPM Investments Supervisory Board, OBAM Investment Fund Chairman Corporate Board (CEO), NRG
Supervisory Board memberships	:	PartnerRe Atradius N.V. TD Waterhouse Bank N.V. Yura/Vittoria Capital N.V. Foundation Imtech
Number of Univar shares held	:	none
Appointed	:	April 25, 2003

Information on the Supervisory Board members

Mr. P. Vogtländer (Chairman)

Nationality	:	Dutch
Year of birth	:	1938
Previous important positions held	:	President and CEO of Montell, subsidiary the Royal Dutch Shell Group Coordinator Chemicals of the Royal Dutch Shell Group
Other Supervisory Board Memberships	:	Van Leeuwen Pipe and Tube
Other Positions	:	Chairman of the Dutch Energy Council Member of the Council of the National Greenfund Member of the Advisory Council of SenterNovem
Number of Univar shares held	:	none
First appointed	:	April 25, 2003
End of current term	:	2007

Chairman Selection and Appointment Committee
Member Remuneration Committee

Mr. M. van der Vorm (Vice Chairman)

Nationality	:	Dutch
Year of birth	:	1958
Main position	:	Chairman of the Executive Board of HAL Holding N.V.
Other Supervisory Board Memberships	:	Anthony Veder Group N.V. Koninklijke Boskalis Westminster N.V. Koninklijke Vopak N.V.
Number of Univar shares held	:	none
First appointed	:	April 24, 2002
End of current term	:	2006

Chairman Audit Committee
Member Remuneration Committee

Mr. Y. Bobillier (member)

Nationality	:	Swiss
Year of birth	:	1940
Previous important positions held	:	President of Dow Europe Zürich
Other Supervisory Board Memberships	:	Advisory Board of INSEAD, Switzerland
Number of Univar shares held	:	none
First appointed	:	April 24, 2002
End of current term	:	2006

Chairman Remuneration Committee
Member Audit Committee

Prof. G. J. Sharman (member)

Nationality	:	British and American
Year of birth	:	1938
Previous important positions held	:	Director of McKinsey & Company
Other Supervisory Board Memberships	:	Draka N.V. Netherlands Fulbright Center
Number of Univar shares held	:	none
First appointed	:	April 24, 2002
End of current term	:	2006

Member Audit Committee
Member Selection and Appointment Committee

Executive Board

Gary E. Pruitt
Chairman

Jan H. Holsboer

Supervisory Board

P. H. Vogtländer
Chairman

M. van der Vo
Vice Chairman

Y. Bobillier

G. J. Sharmar

Manageme

Gary E. Pruitt
President and

John P. Samn
Senior Vice Pr
Chief Admini
Corporate Sec

Patrick D. Tol
Senior Vice Pr

David W. Mah
Senior Vice Pr
Business De

Thomas P. Fa
Vice President

Peter D. Heinz
Vice President and General Counsel

Jeffrey H. Siegel
Vice President and Controller

Auditors

Ernst & Young
Marten Meesweg 51
3068 AV Rotterdam
The Netherlands

Univar N.V. Annual Report 2004

This report and the statements contained in it are submitted for the general information of the stockholders of Univar N.V. and not in connection with the sale or the solicitation of any offer to buy any securities, nor is it intended as a representation by the company of the value of its securities.

This annual report also is available in Dutch. In cases where textual inconsistencies between the Dutch and English versions occur, the latter will prevail.

PRIORITY
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I.B.R.S./C.C.R.I. No: 5109

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Univar N.V.
Investor Relations
Int. Antwoordnummer
I.B.R.S. / C.C.R.I. Numéro 5109
3000 VB Rotterdam
PAYS-BAS

Registered Office

Univar N.V.
333 Blaak, 11th Floor
3011 GB Rotterdam
The Netherlands
P.O. Box 21407
3001 AK Rotterdam
The Netherlands

Telephone: +31 (0) 10 275 78 00
Fax: +31 (0) 10 414 68 63

UNIVAR

Univar N.V.
333 Blaak, 11th Floor
3011 GB Rotterdam
The Netherlands
P.O. Box 21407
3001 AK Rotterdam
The Netherlands

www.univarcorp.com